




FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

**For the month of MAY 2011**

000-29880 (Commission File Number)

Virginia Mines Inc. 200-116 St-Pierre
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)

Date: 05/10/2011

By: *Noella Lessard*
**Name: Noella Lessard**
**Title: Executive Secretary**

Exhibit 1

**Technical Report and Recommendations 2010 Geological Exploration Program – Wabamisk Property, Quebec – April 2011**

Prepared by: Stephen Poitras, P. Geo – Services Techniques Geonordic Inc.

8 paper copies

000-29880
Commission File Number



**ITEM 1 TITLE PAGE**

Form 43-101
Technical Report

Technical Report and Recommendations
2010 Geological Exploration Program
Wabamisk Property, Québec

VIRGINIA MINES INC.

April 2011

Prepared by:

Stephen Poitras, P. Geo.

Services Techniques Geonordic Inc.

## ITEM 2 TABLE OF CONTENTS

## LIST OF TABLES, FIGURES, APPENDICES AND MAPS

## ITEM 3 SUMMARY

The Wabamisk project is located on the James Bay territory, in the Eastmain River area south of Opinaca reservoir (Figure 1), approximately 290 kilometres north of the town of Matagami in Quebec. The property is accessible by the James Bay paved highway then, at kilometre marker 395, a gravel road provides access to the northern part of the Wabamisk property. The southern part of the property is accessible by helicopter or floatplane. This property consists of 834 map-designated claims for 43888.39 hectares (438.9 $km^2$). These claims are 100% held by Virginia Mines Inc. ("Virginia").

The Wabamisk property is located in the central part of the Superior Province, in the La Grande Subprovince, more precisely in the Lower Eastmain Achaean greenstone belt. The Eastmain greenstone belt is essentially composed of komatiitic to rhyolitic volcanic rocks and two sedimentary formations. In 2005, Virginia began a reconnaissance exploration program on the property. The geological works executed since then have led to the discovery of many gold and/or base metals showings in various lithological units. In summer 2007, the significant discovery of the Isabelle showing, 6.48 g/t Au / 3.0 m and 4.20 g/t Au / 13.61 m in channel samples, generated a new target area for gold exploration. In the fall of 2007, induced polarization (IP) surveys were conducted in the vicinity of the showing.

In the spring of 2008, two (2) drill holes totalling 240 meters tested the Isabelle showing and its possible southwest extensions. Drill hole WB-08-001 intersected the Isabelle showing at 35 meters depth and it returned **1.33 g/t Au / 19.0 m,** including **4.92 g/t Au / 3.0m.** It showed the same lithological unit (altered grauwacke) and mineralization as observed at the surface. The second drill hole (WB-08-002) was done 180 m southwest of the first one. The target was an IP anomaly possibly corresponding to the extension of the showing. The IP anomaly is explained but the drill hole had not intersected the expected grauwacke unit hosting the Isabelle showing.

The 2009 exploration campaign led to the extension, by mechanical stripping, of the Isabelle showing to 65m from approximately 40m. Channel samples returned several high-grade gold values (22.97 g/t Au over 2m, 17.86 g/t Au over 3m and 11.03 g/t Au over 3m) and one bonanza grade sample assayed 316g/t Au over 1m.

Detailed mapping revealed the shear-hosted nature of the gold mineralization, the early timing of the gold mineralization and the identification of (at least) 3 phases of deformation.

In 2010 the Isabelle grid was enlarged 3.4km towards the SW and 2.4km towards the NW. A 138km ground magnetic survey and a 108km induced polarization were completed.

30 drill holes totalling 4214m were drilled on the Isabelle showing and surrounding areas in 2010. Significant results include **2.02g/t Au over 7m** in hole WB-10-03, **2.75 g/t Au over 10m** in hole WB-10-04 and **37.46g/t Au over 5m** in hole WB-10-12.

Field exploration in 2010 uncovered several gold showings including 359.6g/t Au in grab sample 224194 and 15.6g/t Au in grab sample 220865.

52 tills were collected on the Wabamisk property in 2010. All till samples were analyzed for gold-grain counts, ICP 31 element analysis on heavy mineral concentrates and 13 till samples were also analyzed for kimberlite indicator minerals. No significant results were obtained.

Recommendations for further exploration campaigns include 1200m of drilling in order to test the Isabelle zone at depth and towards the south, mechanical stripping in an area of mineralized grauwackes 5km south of the Isabelle showing and in the Hercules area on the eastern part of the property. Further prospecting is recommended in the vn(QZ) area and the AsPy area (see Section 12).

## ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

This report is prepared for Virginia Mines Inc. and it describes the 2010 geological reconnaissance program and drilling campaign on the Wabamisk property, Lower Eastmain River greenstone belt in the James Bay region of Quebec.

The purpose of the report is to present the status of current geological information generated from Virginia's 2010 exploration program on the Wabamisk property and to provide recommendations for future work.

The technical data relating to exploration on the property is provided by Virginia Mines Inc's database or from the governmental "sigeom" database which is public information accessible from the *Ministère des Ressources naturelles et de la Faune* website.

This report provides technical geological data relevant to Virginia Mines Inc.'s Wabamisk property in Quebec and has been prepared in accordance with Form 43-101F1, Technical Report format outlined under NI 43-101.

The author of this report acted as project geologist for the drilling and summer exploration campaigns and in this capacity spent 4 months on the property in 2010.

## ITEM 5 RELIANCE ON EXPERTS

This section is not applicable to this report.

## ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Wabamisk project is located in the James Bay area 30 km southwest of Opinaca reservoir. The property is 290 kilometres north of the town of Matagami and 60km northwest of the Cree community of Nemaska in Quebec, Canada (Figure 1).

| | |
|---|---|
| Latitude: | 52°00' to 52°20' North |
| Longitude: | 76°30' to 77°00' West |
| NTS: | 33C/02 (Anatacau Lake) and 33C/07 (Kauputauchechun Lake) |
| UTM zone: | 18 (NAD27), 363700 E to 394090 E ; 5764100 N to 5801600 N |

66 map-designated claims totalling 3484.75 hectares were added to the Wabamisk property in 2010. The property now totals 834 map-designated claims for 43888.39 hectares (438.9 $km^2$). The obligations that must be met to retain the property and the expiration date of the claims are listed in Appendix 1: Claims list.

These claims are 100% held by Virginia Mines Inc. The property is not subject to any royalties, back-in rights or other encumbrances and there are no known environmental liabilities.

## ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is located 60 km northwest of the Cree community of Nemaska (Figure 1). It lies about 30 km east of the James Bay Highway. A medium-voltage power line runs along the eastern edge of the property.

The property is accessible by road on its northern part and by helicopter for the southern part. Camp access is made by the paved James Bay Highway to kilometre 396, then along 47 km of all-weather gravel roads. Since the fall of 2007, an ATV trail leads to the central part of the project (northeast part of Anatacau Lake) and also to the Isabelle showing on the southwest shore of Anatacau Lake. Hydro Quebec's Opinaca airport lies on the property, 2km southwest of the exploration camp.

Topographic relief on the property is low, with rolling hills less than 100 metres high. The drainage pattern is marked by the presence of numerous lakes on the property, including Anatacau Lake in the central part. Numerous bogs and fens occur in the southern half of the property. Water drains north, towards the Eastmain River.

The ground is snow covered from mid-October to mid-May preventing all fieldwork with the exception of drilling.

## ITEM 8 HISTORY

The first geological reconnaissance work in the Eastmain River area was performed by the Geological Survey of Canada (Low, 1897). The first mineral exploration programs in this area took place in 1935 and 1936, by Dome Mines Ltd (McCrea, 1936), who conducted geological reconnaissance and prospecting work. A few trenches and drill holes were done at the time on two gold showings (Dome A and K) along the shores of the Eastmain River, about 70 km east of the Wabamisk and Anatacau property. Shaw (1942) was among the first to take an interest in the geology of the Eastmain River greenstone belt. Eade (1966) followed suit, with systematic regional mapping at a scale of 1:1,000,000. Later on, a geological survey was conducted by the *Ministère des Richesses naturelles du Québec* in the early 1960s (Eakins *et al.*, 1968), covering all of map sheet 33B/04, the west part of map sheet 33B/03, and the east part of map sheet 33C/01. Franconi (1978) mapped the Lower Eastmain volcano-sedimentary belt at a scale of 1:100,000. This work covers the Wabamisk and Anatacau property.

In the 1970s and up to 1981, the *Société de développement de la Baie-James* (SDBJ) had the exclusive mandate to develop the mineral potential of the James Bay region (Vallières, 1988). The Government gave the SDBJ the exclusive right to hold mining titles in this territory, in order to ensure better coordination of exploration work prior to the flooding of hydroelectric reservoirs. A regional lake-bottom sediment survey was conducted by the SDBJ in the mid-1970s. In the mid-1980s, the Government of Québec suspended the SDBJ's monopolistic advantage and the land once again became accessible to prospectors and private companies.

After land access was opened up in the James Bay territory, very little exploration work was conducted on the area of properties. The region was however thoroughly covered by various regional mapping surveys conducted by the *Ministère des Ressources naturelles du Québec* (MRNQ). The most recent mapping survey was conducted in 1999 by Moukhsil (2000). Virginia Gold Mines Inc. conducted reconnaissance work in 1996 on the Anatacau property. The company discovered a gold showing grading 1.56 g/t Au, located 2 km east of Anatacau Lake. The surface sample was taken from a quartz vein with 10% pyrite-arsenopyrite, hosted in a shear zone.

In 2005, IAMGOLD-Québec Management Inc. Conducted prospecting work and mandated consulting firms to perform several types of work on the Anatacau project (Caron, 2006). MIR Télédétection conducted a study of topographic data and Landsat remote sensing data in order to identify lineaments and trace alteration signals. A helicopter-borne magnetic and electromagnetic (AeroTEM II) survey was conducted by Aeroquest Ltd. A lake-bottom sediment sampling program was conducted and also a till sampling survey on the property. During the summer of 2006, IAMGOLD conducted further exploration work on the Anatacau project. A prospecting and geological sampling program, Beep-Mat traverses and till sampling were carried out (Caron, 2007). Their work yielded grades of 0.19 to 3.01 g/t Au in silicified and deformed basalt or gabbro. Also ankeritised basalt associated with geophysical anomaly graded 6.13% Zn.

Also in 2006, exploration work began by Arianne Resources Inc., in an area east of the property. Their work yielded grades of 1.0 to 20.0 g/t Au over thicknesses ranging from 0.5 to 3.0 m in drill hole, near the Contact showing. A summary of significant mineral occurrences discovered in the general area of the Wabamisk property is provided in Table 1.

On the Wabamisk property, Virginia Mines Inc. conducted a first geological reconnaissance program in summer 2005 (Frapier-Rivard, D. Ouellette, J-F., 2005). This first phase consisted of geological mapping and rock sampling. A total of 631 outcrops were described and 685 samples were collected and analyzed for gold and base metals. Several grab samples yielded more than 1.00 g/t Au up to 4.05 g/t Au. During 2006, Virginia Mines Inc. conducted further exploration on the Wabamisk project (Cayer, A, Ouellette, J.F.; 2007). An airborne magnetic (997 km) and radiometric (K, U, Th, 550 km) surveys were conducted. In the summer, a new geological reconnaissance program (897 samples), geochemical survey (1480 samples) and ground follow-up work were done on most promising sectors. Results were very encouraging with 19 samples returning more than 1.0 g/t Au (up to 6.27 g/t Au), 10 samples more than 8.0 g/t Ag (up to 52.6 g/t Ag) and 33 samples assayed more than 0.1% Cu (up to 1.36% Cu / 1.0m). All these showings are located in the northern part of the Wabamisk property.

In 2007 field crews from Virginia uncovered the Isabelle showing on the Wabamisk property (grab sample #177525: 2.61 g/t Au). The latter is located 100 metres from the western limit of the Anatacau property in the Wabamisk property. Subsequently, a second field program targeted the two showings, to perform mechanical trenching and channel sampling. Results were very encouraging. The Franto showing yielded grades of 4.82 g/t Au / 4.0 m (TR-AN-07-001) and the Isabelle showing graded 6.48 g/t Au / 3.0 m and 4.20 g/t Au / 13.61 m (TR-WB-07-001 and 002). In the late fall of 2007, ground-based induced polarization and magnetic surveys were conducted on the Franto (IP = 54 km; Mag = 64 km) and Isabelle (IP = 46 km; Mag = 54 km) grids (Tshimbalanga, 2008a, 2008b). Nearly 12 km of the geophysical survey on the Isabelle grid fall within the Anatacau property limits.

In the spring of 2008, two (2) drill holes totalling 240 meters tested the Isabelle showing and its possible southwest extensions. Drill hole WB-08-001 intersected the Isabelle showing at 35 meters depth and it returned **1.33 g/t Au / 19.0 m,** including **4.92 g/t Au / 3.0m.** It showed the same lithological unit (altered grauwacke) and mineralization as observed at the surface. The second drill hole (WB-08-002) was done 180 m southwest of the first one. The target was an IP anomaly possibly corresponding to the extension of the showing. The IP anomaly is explained but the drill hole had not intersected the expected grauwacke unit hosting the Isabelle showing. The lithological characteristics of the drill hole suggest that it has overshot the contact between sedimentary rocks and basalts. In conclusion for the 2008 drilling campaign, only one of the two drill holes has investigated the Isabelle showing and it intersects the gold mineralization. The extensions of the showing are open in both direction and at depth. Drill holes targeting the lithological contact between wacke and basalt have to be planned for a future drilling campaign.

Fieldwork was conducted on the Wabamisk property in the summer of 2008, to investigate IP anomalies defined in the 2007 survey and to perform reconnaissance work in off-grid areas with anomalous outcrops and till values. As a result, two (2) anomalous areas were defined on the Isabelle grid, and one off-grid. Target areas on the Isabelle grid are characterized by the presence of anomalous outcrops coinciding with proximal IP anomalies. Outcrops graded up to 4.2 g/t Ag (#245027) and 0.81% Cu (#245404). One sample with 179 ppb Au (#245040) is located in a wacke, 250 meters west of the Isabelle showing. It has many similar characteristics to the showing and may represent a new target for gold mineralization. In off-grid areas, the center of the property, near OA-11 dyke, is characterized by outcrops grading up to 2.95 g/t Au (#245131) and 0.79 g/t Au / 1.0 m, in sedimentary rocks.

The 2009 exploration campaign led to the extension, by mechanical stripping, of the Isabelle showing to 65m from approximately 40m. Channel samples returned several high-grade gold values (22.97 g/t Au over 2m, 17.86 g/t Au over 3m and 11.03 g/t Au over 3m) and one bonanza grade sample assayed 316g/t Au over 1m.
Detailed mapping revealed the shear-hosted nature of the gold mineralization, the early timing of the gold mineralization and the identification of 3 phases of deformation.

**Table 1: Summary of mineral showings discovered in the Wabamisk property area.**

| Showing | NTS | Company and date | Mineralization | Best results |
|---|---|---|---|---|
| **Anatacau** (Au) | 33C/02 | Virginia Gold Mines Inc. (1996) | Quartz veins + 10% AS-PY in a deformed felsic tuff | Grab sample: **1.56 g/t Au** |
| **Franto** (Au) | 33C/02 | Virginia Mines Inc. (2007) | Deformed basalt + Quartz veins +QFP & mafic dykes+20% PY>PO, AS<50%, visible gold, CC+, TL, CL+. | Grab sample : **8.23 g/t Au**<br>Trench : **4.82 g/t Au / 4.0 m and 0.93 g/t Au / 2.0 m.**<br>Drill holes : **no significant gold values.** |
| **Contact Zone** (Au±Zn± As±Cu) | 33C/01 | Carat Exploration Inc.<br>Virginia Gold Mines Inc. (1996)<br>Arianne Resources Inc. | Quartz-tourmaline veins + PY and visible gold | Grab sample: **43.75 g/t Au; 296 ppm Cu, 526 ppm Zn;**<br>Drill hole: **4.7 g/t Au / 3.1 m**<br>Trench: **1.1 g/t Au / 8.0 m** |

| | | (2006) | | |
|---|---|---|---|---|
| **Chino Zone** (Au±Ag) | 33C/01 | Carat Exploration Inc. Virginia Gold Mines Inc. (1996) | Strong silicification + Quartz-tourmaline veins + 10% AS, 1-5% PY-PO | Trench:<br>**4.9 g/t Au / 3.0 m**<br>**5.81 g/t Au / 9.0 m**<br>**7.94 g/t Au / 4.0 m** |
| **Lac Renard** (Au±As) | 33C/01 | Virginia Gold Mines Inc. (1997) | Deformed basalt + quartz veins + 2-4% AS ± CP ± PY | Grab sample:<br>**3.81 g/t Au and >10 % As**<br>**6.38 g/t Ag and 2.67 g/t Au** |
| **Showing** | **NTS** | **Company and date** | **Mineralization** | **Best results** |
| **Cyr Zone** (Au±Zn± Pb±Ag) | 33C/02 | James Bay Mining Corp. (1964-1965) Carat Exploration Inc. (1996) | Quartz veins + PY-SP-GL in deformed tonalite | Grab sample:<br>**3.81 g/t Au, 3.7 g/t Ag, 4600 ppm Zn, 1900 ppm Pb**<br>Drill hole:<br>**13.5 g/t Au, 1.94% Cu / 0.7 m** |
| **Bear Island** (Wabamisk) (Cu-Au) | 33C/02 | James Bay Mining Corp. 1964 Eastmain Resources Inc. (1996) | Massive to semi-massive sulphides (PY, PO, CP, BN) in an altered tuff | Grab sample: **7.5 g/t Au, 1.6% Cu**<br>Drill hole: **5.21% Cu / 1.1 m** |
| **QET Zone** (Au-Cu-Ag) | 33C/01 | Eastmain Resources Inc. (1997) | Breccia zone mineralized up to 50% PY-PO-MG at a contact with a granite | **1.05 g/t Au** and **0.21% Cu / 2.0 m** |
| | | | Mineralized contact (PY-PO-CP) between a basalt and a felsic intrusive | **8.02 g/t Au / 2.0 m; 1.8 g/t Ag / 1.0 m 9600 ppm Cu** |

# ITEM 9 GEOLOGICAL SETTING

## 9.1. Regional Geology

The Wabamisk project is located in the James Bay region, which lies in the central Superior Province comprising four (4) geological sub provinces. These are, from north to south, the La Grande, Opinaca, Nemiscau, and Opatica sub provinces. These sub provinces are essentially composed of volcanic, plutonic, and sedimentary rocks that were subsequently intruded by post- or late-tectonic granitic intrusions. The Wabamisk property is underlain by rocks of the Achaean La Grande Sub province (Figure 1).

The La Grande Sub province is primarily composed of volcanic and plutonic rocks (Card and Ciesieski, 1986). It wraps around the Opinaca Sub province to the west, forming a large crescent, and is generally separated from the latter by intrusive contacts. However, contacts with the Nemiscau and Opinaca sub provinces are transitional, grading from dominantly volcano-sedimentary rocks to paragneisses. No ductile faults are reported along the contact zone. The La Grande Sub province comprises about 85% syn- to late-tectonic plutonic rocks and two (2) greenstone belts, namely: (1) the La Grande greenstone belt (LGGSB), and (2) the Middle and Lower Eastmain greenstone belt (MLEGSB). The Anatacau property covers the west part of the Lower Eastmain greenstone belt.

The MLEGSB extends along an east-west axis for about 300 km lateral distance by 10 to 70 km wide and is bounded to the south by a major unconformity. It is composed of volcanic and sedimentary rocks that formed in an oceanic setting with mid-oceanic ridges, oceanic plateaus and volcanic arcs. These rocks were intruded by calc-alkaline rocks ranging in composition from gabbros to monzogranites.

The MLEGSB is characterized by volcanic rocks of the Eastmain Group, which is subdivided into 4 volcanic cycles and 5 formations (Boily and Moukhsil, 2003). The Kauputauch Formation forms the first volcanic cycle (2752-2739 Ma) and is composed of massive to pillowed flows of tholeiitic metabasalts and andesitic basalts, and felsic flows overlain by a sequence of felsic to mafic tuffs.

The second volcanic cycle (2739-2720 Ma) comprises the Natel Formation. It is composed of komatiites, komatiitic basalts, and massive to pillowed tholeiitic basalts and andesite.

The Anatacau-Pivert Formation, occurring in the study area, forms the third volcanic cycle (2720-2705 Ma) and is composed of metabasalts, amphibolitized andesite, rhyolite and tuffs. The entire assemblage is overlain by sedimentary rocks (siltslates, mudslates, and conglomerates). Volcanic activity in this cycle is accompanied by moderate, mainly syntectonic plutonism.

The Komo and Kasak formations, which represent the fourth and last volcanic cycle (<2705 Ma), mainly consist of massive or pillowed basalts, komatiitic basalts and minor andesite. These rocks are amphibolitized and have a tholeiitic affinity. Minor units of felsic ash tuff are interdigitated in this formation. Calc-alkaline felsic lapilli tuffs also alternate with minor amounts of mafic tuff (Mouksil and Doucet, 1999). Two periods of sedimentation overlie these volcanic cycles, accompanied by various episodes of plutonic magmatism. At the base, the Wabamisk Formation (>2705 Ma) is composed of volcaniclastic layers, with andesitic lapilli tuffs and beds of crystal tuff, polygenic blocky tuff, mafic to felsic blocky tuff, ash tuff and crystal tuff. The formation is capped by a unit of polygenic conglomerate dominated by tonalitic pebbles and another unit of polygenic to monogenic conglomerate with diorite and granodiorite pebbles, interbedded with sandstone beds, tuff layers and iron formations.

Next comes the dominantly metasedimentary Auclair Formation (<2648 ±50 Ma), comprising wackes, polygenic conglomerates, and oxide-, silicate-, and sulphide-facies iron formations. It is interpreted as the weakly metamorphosed equivalent of metatexites of the Laguiche Basin in the Opinaca Sub province.

Tonalitic to granodioritic plutons are grouped into three categories, *i.e.* synvolcanic, syntectonic, or post- to late-tectonic plutonism. Gabbro dykes crosscut all of the above.

Previous work conducted in the LMEGSB has outlined three (3) phases of deformation. The first (D1) is characterized by an E-W-trending schistosity, ranging in age from 2710 to 2697 Ma. The second phase of deformation (D2) is marked by a NE-SW-trending schistosity, broadly N-S in many locations, the age of which is estimated between 2668 and 2706 Ma. The third phase of deformation (D3) affects syn- to post-tectonic intrusions is less penetrative and thus not as obvious on a regional scale; it is mostly visible in metasedimentary rocks, in the form of a WNW-ESE to NW-SE-trending schistosity. This last deformation event is dated at <2688 Ma, which corresponds to the age of metamorphism. Given the age of the Nemiscau Sub province

(<2697 Ma), it is unlikely to bear traces of the first phase of deformation (D1) recognized in the MLEGSB.

The regional metamorphic grade observed in volcanic and sedimentary rocks of the Wabamisk property is generally the upper amphibolite facies and, locally, greenschist facies.

**9.2. Local Geology**

Mapping conducted from 2006 to 2010 greatly improved our understanding of the various mineral occurrences observed on the Wabamisk project. New outcrops led us to pinpoint the location of certain contacts, while generally preserving the geological framework proposed by recent MRNQ mapping.

From the south part of the project northward, the core of the Aupiskach tonalitic intrusive was not mapped; only its granodioritic rim was investigated along the contact with the Anatacau-Pivert Formation. In the northeast part, a few outcrops of mafic lavas are still observed less than 100 metres from the internal edge of the intrusive.

In mafic units of the Anatacau-Pivert Formation, mapping and trenching enabled us to trace the following units: abundant mafic lavas and gabbro, with various amounts of felsic lavas, followed by iron formations and wackes. Detailed mapping of trenches revealed the presence of other units such as lapilli tuffs, arenites, mudrocks, exhalites, ultramafic intrusives, and numerous QFP dykes. These are all minor units compared to the mafic lavas.

The felsic lava unit overlying mafic lavas of the Anatacau Formation also contains a few sedimentary units of wacke and iron formation.

The sedimentary Auclair Formation consists of paragneisses and weakly metamorphosed sedimentary rocks (arenite, wacke, iron formation). Rare outcrops of mafic and felsic lavas were mapped, as well as gabbro and diabase dykes. The Kapiwak pluton was observed in rocks of the Auclair Formation in the western part of the property. Our mapping generally stops when arriving to the pluton.

The Wabamisk Formation is at the north contact with the Auclair Formation. This formation is characterised by mafic lavas, intermediate to felsic tuff and sedimentary package from conglomerate to arkose. New outcrops from our mapping of previous campaign have modified some lithological contact from the MRN mapping and sedimentary unit are probably more important than previously reported. The metamorphic grade of the formation is generally mid- to upper-amphibolite but locally upper greenschist facies.

The Kawachusi pluton is present at the north contact of the Wabamisk formation and it marks the north limit of the property.

## ITEM 10 DEPOSIT TYPES

Orogenic lode-gold deposits are the primary deposit type being investigated. Although these deposits can occur in any lithology, particular attention is paid to sedimentary rocks given that both the Eléonore deposit and the Isabelle showing occur in grauwackes. The primary exploration targets are fault zones and theses are targeted using lineaments analysis on regional magnetic surveys, topographic maps and satellite images. Other targets include bends in regional foliation, lithological contacts, borders of intrusions, metamorphic gradients and contacts between sub-provinces.

Cu-Au porphyry deposits are a secondary deposit type being investigated on the Wabamisk property. Several Cu-Au ± Ag veins have been identified in the northern and central portions of the property which are spatially related to feldspar porphyry dykes and or intrusions. No clear genetic relation has been established between mineralization and intrusive bodies. Exploration targeting for this type of deposit involves the identification of potassic alteration and major fault zones. For both deposit types our exploration is heavily dependent on foot traverses, chip and boulder sampling and outcrop descriptions. Once a gold showing has been identified exploration then proceeds to mechanical striping, channel sampling, detailed mapping and, eventually, drilling.

## ITEM 11 MINERALIZATION

Several different types of mineral occurrences are reported in the MLEGSB (Moukhsil *et al.*, 2002; Gauthier and Laroque, 1998). They may be classified according to their genetic model and age of emplacement as follows: 1) synvolcanic mineralization (2710-2752 Ma), 2) syntectonic mineralization (2697-2710 Ma), and 3) post-tectonic mineralization (~2687 Ma).

Synvolcanic occurrences represent nearly 50% of known showings in the MLEGSB; these include sulphide-facies iron formations (Fe, Cu, Au, Ag), volcanogenic occurrences (Cu, Zn, Ag, Au), and magmatic occurrences, namely porphyry/mantos-type (Cu, Au, Ag, Mo) and epithermal (Au, Ag, Cu, Zn, Pb).

Syntectonic occurrences represent slightly more than 40% of known showings and include orogenic deposits related to phases of deformation D1 and D2 (Au, As, Sb). This category also includes gold deposits associated with oxide- or silicate-facies iron formations (Au, As). Finally, post-tectonic occurrences are scarce and correspond to lithium- or molybdenum-enriched pegmatite.

Mineralization is widespread on the Wabamisk property. Pyrite and pyrrhotite are the most common sulphide phases, followed by arsenopyrite, locally occurring in significant concentrations. Chalcopyrite and bornite were observed in a few locations. Sulphides occur in all mapped units, whether sedimentary, volcanic, or intrusive in origin. Sulphides generally occur as disseminations and occasionally as thin mm-scale to cm-scale veins and veinlets.

In iron formations, pyrrhotite is the dominant sulphide phase (<25%) followed by pyrite. Mafic lavas contain more pyrite than pyrrhotite. Very high arsenopyrite contents are occasionally observed in mafic lavas, associated with QFP dykes. Most gold anomalies are associated with mafic lavas cut by quartz veinlets.

The Isabelle showing is the most significant mineralization discovered by Virginia Mines since acquiring the Wabamisk claims. The showing consists of a series of parallel, steeply dipping, N-S striking laminated fault-fill quartz veins in a fine to coarse-grained grauwacke. The gold-bearing veins are contained in an envelope that is 10-20m thick and has been exposed over a strike length of 80m.
Very little sulphide mineralization (<1% pyrrhotite, pyrite and chalcopyrite) is associated with gold mineralization and visible gold is commonly observed. The grauwacke is cross-cut by syn-deformation and syn-mineralization feldspar porphyry dykes (up to 4m thick). Some of the best gold grades occur in quartz veins cross cutting the feldspar porphyry. The mineralized sedimentary rock is in faulted contact with metabasalts to the west and an intrusive contact with an undeformed granodiorite-tonalite pluton to the east. Down-dip mineral lineations observed on the walls of the gold-bearing veins indicate emplacement in a reverse fault dynamic. This faulting event has also created folds with horizontal fold hinges. The veins have subsequently been folded to create tight folds with vertical fold hinges. These two orthogonal deformation events created distinct, circular interference patterns in the fine-grained sedimentary rocks. Moderate to weak biotite alteration is observed in the wall rock adjacent to the gold bearing quartz veins and weak to moderate garnet alteration is observed in the hanging wall of the steeply east-dipping zone.

## ITEM 12 EXPLORATION

The 2010 exploration campaign included a ground geophysical survey, a 4214m drilling campaign, outcrop sampling and mapping, trenching and channel sampling and till sampling. The drilling campaign will be described in Section 13 and the other exploration activities will be described separately below.

### 12.1. Ground geophysics survey

An induced polarization and ground magnetic survey was conducted in the area surrounding the Isabelle showing between January and March 2010. 138 line kilometres of ground magnetic survey and 108 line kilometres of induced polarization survey was conducted by Géosig Inc. of Ste. Foy, Québec.

The survey extends the smaller IP and magnetic survey conducted on the Isabelle showing in 2008 by 3.4km towards the SW and 2.4km towards the NW. The survey indicates a great deal of IP anomalies trending NNE. Field mapping indicates that these anomalies follow lithological contacts, often sheared, separating basalts, feldspar porphyry intrusions and grauwackes. These contacts often contain minor amounts (less than 5%) of disseminated pyrite and/or pyrrhotite. The magnetic survey also indicates a NE trending fabric and contains three distinctive domains – the eastern, central and western domains. The eastern domain is a distinct and uniform magnetic high (pink-red on the map) which corresponds to the tonalite intrusion containing up to 2% magnetite. The western domain of the survey also indicates a high magnetic back ground (orange-red), although not as strong as the eastern domain, which corresponds to fine grained feldspar-biotite meta-grauwackes. The central domain is contains a low magnetic background (blue) with high magnetic "dykes". The Isabelle showing is contained in the central domain. The low-magnetic background includes feldspar-porphyry intrusive rock, basalts and grauwackes whereas the magnetic highs appear to be related to diorite dykes and sills. Pegmatite dykes were observed in at least one area at the contact between the central and western domains and the intrusive contact between the central and eastern domains can be observed in several locations.

## 12.2. Outcrop sampling and mapping

A total of 1346 outcrop samples and 188 boulder samples were collected during the 2010 field exploration campaign (June to October). The samples were analysed for gold at Laboratoire Expert in Rouyn-Noranda, Quebec. The samples chosen for 30 chemical elements (Scan 30) were analysed by Activation Laboratories in Ancaster, Ontario. Fourteen (14) outcrop samples and two (2) boulder samples returned grades above 1000ppb. Table 2 below provides their location, field description and assay results.

Several of the showings are located in the Seuil 5 area located in the northern part of the Wabamisk property. This area is well know from previous exploration efforts (Cayer, A., et al., 2006; Cayer, A., Ouellette, J.F.; 2007 and . Poitras, S. 2010) and field prospecting conducted in this area was an effort to better understand the numerous gold showings covering an E-W strike length of more than 17km. The gold assays in this area rarely rise above 2000ppb and are mostly related to small quartz veins with pyrite and chalcopyrite mineralization. Despite numerous gold showings this area has yet to yield a gold zone with a thickness greater than tens of centimetres.

A gold showing assaying 2190ppb was discovered 4.8km south of the Isabelle showing. The sample consisted of mineralized grauwacke with chalcopyrite and pyrrhotite sulphide mineralization. Channel sampling across this showing did not yield significant results but the showing remains significant since the host-rock is similar in appearance (bedding, grain size) and metamorphic grade as the grauwacke hosting the Isabelle showing.
The samples from table 2 from area vn(QZ) are a series of quartz veins, 1-10cm thick, with trace of pyrrhotite and arsenopyrite sulphides. These veins are located in the central portion of the property, just north of the Anatacau property. One of these veins assayed 359600ppb, by metallic sieve and a re-sampling of the vein in the same area returned 52010ppb by fire assay. This vein is located 300m south of a similar vein, sampled in 2007, which assayed 12020ppb (sample 178392, see Oswald, R. 2008). At that time more than 100 veins in the area were sampled without any significant results being obtained. The high gold grades are likely due to free gold in the quartz veins although no visible gold was observed. Further work is required to understand why only five samples yielded gold values above 1000ppb despite the large number of such veins sampled.

The samples from area AsPy in are located in the north-eastern portion of the Wabamisk property. The samples are from a series of intercalated tuffs and sediments with an E-W strikes, crosscut by gabbroic dykes. The area stands out due to its strong arsenopyrite mineralization. Arsenopyrite is observed in all rock types and can be seen in almost all forms, from blebs to veins to disseminations. The area was subject to substantial exploration in the 1960's and 70's and is located approximately 5km south of the Reservoir showing which contains 300 000oz gold and 30 million lbs of copper (Gauthier, Larocque, 1998). Au-Cu mineralisation at the Reservoir showing consists of intense biotite-actinolite alteration in basalts and feldspar-porphyry rocks. The showings at AsPy do not show strong biotite or actinolite alteration but rather quartz veining or pervasive silicification. The showings in this area were discovered in October 2010, at the end of the exploration season, therefore adequate follow-up work has not been performed.

### Table 2: Summary of Au outcrops and boulders.

| Sample | UtmEast | UtmNorth | Type | Meter | Descriptions | AuPPB | Area |
|---|---|---|---|---|---|---|---|
| | NAD 27 - Zone 18 | | | | | | |
| 216475 | 379430 | 5772689 | Channel | 1,0 | S3(BO-FP) 40%VN QZ-FP et 2%VN QZ de 2cm | **25501** | Isabelle |
| 216481 | 379429 | 5772693 | Channel | 1,0 | S3 25%VN FP-QZ | **4390** | Isabelle |
| 216482 | 379428 | 5772693 | Channel | 1,0 | S3 VN QZ de 6cm | **1370** | Isabelle |
| 216483 | 379433 | 5772697 | Channel | 1,0 | S3 40%VN FP-QZ et une VN QZ blanche | **9120** | Isabelle |
| 218876 | 378641 | 5793977 | Outcrop | | VN QZ | **1823** | Seuil 5 |
| 218705 | 389916 | 5788744 | Outcrop | | I3A VN QZ, CP-PY | **1340** | Seuil 5 |
| 218748 | 379281 | 5793383 | Outcrop | | S3 OF SI+ 1SF | **2130** | Seuil 5 |
| 219578 | 378088 | 5794347 | Outcrop | | S3 pq al avec PY-GR avec VN QZ | **1100** | Seuil 5 |
| 220865 | 396110 | 5784692 | Outcrop | | V2 TU AM+ CL+ SI+ CAR 8PO 2PY (AS) OF++ | **15600** | AsPy |
| 217707 | 378194 | 5768073 | Outcrop | | 4%CP diss. | **2190** | Isabelle S. |
| 224194 | 390007 | 5779593 | Outcrop | | VN QZ, rouillée, HM+, épais 15cm, visible 2m, trPO | **359600** | vn(QZ) |
| 224195 | 389948 | 5779393 | Outcrop | | Wacke, SF? | **1410** | vn(QZ) |
| 224196 | 389952 | 5779390 | Outcrop | | Wacke ou arénite, friable, rouillé, 5-10%BO | **1370** | vn(QZ) |
| 220726 | 396211 | 5784734 | Boulder | | Bloc ang. 60x20x20cm, VN QZ 50%TL 15%AS | **20365** | AsPy |
| 161504 | 384458 | 5787931 | Outcrop | | | **1370** | Seuil 5 |
| 217766 | 384523 | 5787976 | Outcrop | | AM-BO avec VN QZ et 1%CP | **1920** | Seuil 5 |
| 217768 | 384482 | 5788008 | Outcrop | | Horizon mafique 5x60cm avec 1%CP diss. | **5280** | Seuil 5 |
| 220580 | 400141 | 5781667 | Boulder | | Bloc ang. 1x0.5x0.5m S9 FP-HB 35%PO | **1030** | East, BIF |
| 167451 | 390008 | 5779596 | Outcrop | | Re-sampling of sample 224194 | **52010** | vn(QZ) |
| 220639 | 394226 | 5783350 | Outcrop | | VN QZ 5cm d'épais QZ++ FP BO 1AS of++ si++ | **1410** | AsPy |

### 12.3. Trenching and channel sampling

Mechanical stripping on the Isabelle showing outcrop was extended a further 25m towards the north. The objective of this work was to expose the northern contact of the Isabelle grauwackes with the basalts. This objective was not achieved since the depth of the overburden was greater than the capacity of the mechanical shovel. However the extension of the Isabelle shear was exposed and channel sampled. The results are noted in Table 2 above. Significant results include 25501ppb Au over 1m, 2880ppb Au over 2m and 9120ppb over 1m. Field work further north identified several E-W striking faults, which crosscut all previous structures. Although this type of fault was not identified on the Isabelle outcrop but drill holes 20m of the outcrop did not encounter the Isabelle host rock (grauwacke) but rather basalts. It is therefore assumed that the Isabelle host rock and shear zone is faulted by a similarly oriented fault and that the continuation of the package is either to the east, and digested by the tonalite intrusion or else has been faulted upwards and is now eroded. In either case field observations indicate that the Isabelle zone is closed towards the north.

### 12.4. Till sampling

52 tills were collected on the Wabamisk property in 2010. All till samples were analyzed for gold-grain counts, ICP 31 element analysis on heavy mineral concentrates and 13 till samples were also analyzed for kimberlite indicator minerals. Sampling was performed by Service Technique Geonordic inc. of Rouyn Noranda in collaboration with Inlandsis Consultants of Montréal. The samples (15 kg, 20kg for kimberlite indicator minerals samples) were collected with a 100 to 300 metres spacing, along transects draw perpendicularly to ice flow. Sampling transects were emplaced down-ice of existing showings or as a follow-up to previous till sampling on the property. At sampling sites, the glacial deposits were exposed from hand dug pits and described using standard descriptive forms. Clasts were removed by hand and the till matrix was inserted in plastic bags with permanent identification number and location were obtained from hand-held GPS.

Treatment of till samples was contracted to Overburden Drilling Management Ltd. of Nepean, Ontario for concentration of dense mineral phases and visual gold-grain counts on Wilfley shaking table after an initial wet sieving of the coarse fraction (>2 mm). The dense fractions weighing 30g to 80g were submitted to Lab Expert in Rouyn-Noranda for determination of gold by fire assay on 30 g (package ICP-21) coupled with a 34 elements package (ME-ICP61) of a 0.5 g split including : Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Th, Ti, Tl, U, V, W, Y and Zn.

No significant results were obtained from the 2010 till sampling program. High gold-grain counts were obtained in samples WB-10-009 (15 gold grains), WB-10-028 (30 gold grains) and WB-10-030 (18 gold grains including 1 pristine) and these simply confirm the important gold dispersal train down-ice from the Isabelle showing (see Map 4). No kimberlite indicator minerals were obtained.

## ITEM 13 DRILLING

A 30 hole, 4214m drilling campaign was conducted on the Isabelle showing and surrounding area. Drilling was performed by Forage Rouillier of Amos, Québec and supervised by Services Techniques Géonordic of Rouyn-Noranda in February and March of 2010. All holes have an NQ core diameter.

The objective of the campaign was to test gold mineralization on the Isabelle showing at depth and along strike and to test regional magnetic and induced polarization targets. A list of drill hole locations and gold intercepts are available in Table 3.

The Isabelle showing consists of shear hosted quartz veins in grauwackes and feldspar-porphyry dykes. The sedimentary package in the area strikes north to northeast and dips 65-70 degrees to the east. It is approximately 100m thick in an east-west direction. The western, sheared, contact of the sediments is with foliated metabasalts while the eastern contact is intrusive against undeformed tonalite. The feldspar porphyry dykes crosscut the metabasalts and the sediments but are not found in the tonalite. The gold-bearing quartz veins and veinlets are emplaced in feldspar-biotite grauwakes and in feldspar porphyry dykes and preferentially at the contact between these two units. The veins occur along or parallel to faults (highly schistose rock) and the veins often contain fragments of host rock (septum). Sulphide mineralization in the gold-bearing zones consists of 1-3% pyrrhotite and trace amounts of pyrite and chalcopyrite. Alteration minerals in the wall rock are 10-25% biotite (sometimes altered to chlorite) and feldspar (plagioclase and microcline) whereas the quartz veins contain up to 30% plagioclase and accessory muscovite (<2%) and biotite (<2%).

Drill holes were oriented to traverse the veins perpendicular to their strike and dip, therefore holes with dips of -50° are near perpendicular to the gold zone and gold intercepts represent true widths. The drills were backed away from the surface showing, towards Anatacau Lake, in order to continue testing the zone at depth. Due to the warm temperature during the winter of 2010, the ice on Anatacau Lake was never thickened enough to bear the weight of the drill and auxiliary equipment. To compensate for this the drill was moved as far away as possible from the surface showing and the dip of the drill was increased to reach the gold mineralization at depth. Some holes were also drilled down-dip to test the eastern extent of the sedimentary package (see Map 4). The gold intercepts in these holes do not represent true widths.

Twenty-five (25) closely spaced holes were drilled along the NNE strike of the Isabelle surface showing. These holes were drilled towards an azimuth of 290°. The dips of these drill holes were mostly -50° but in some cases dips were increased to as much as -70° as discussed in the previous paragraph. Towards the north the sedimentary package is faulted against metabasalts. The last holes to encounter favourable lithology, towards the north, are holes WB-10-07 and WB-10-25. The zone is open towards the south.

Six (6) of the 25 holes encountered gold mineralization with the best intersection being 37.46 g/t Au over 5.0m (true width = 2.1m) in hole WB-10-12 (see Table 3). The quartz veining and the shear zones which contain the veins are consistently encountered and dip approximately 70° towards the east but gold mineralization within these veins is very erratic. This is probably due to the nugget effect of free gold in the shear zone. All of the gold intercepts contained visible gold.

Five holes targeted regional geophysical targets in the area surrounding the Isabelle showing. Hole WB-10-19 targeted a moderately strong but extensive IP anomaly located 240m west of the Isabelle showing. This hole intersected alternating unites of basalt and sheared feldspar-porphyry dykes. The IP anomaly appears to be related to pyrrhotite veins and veinlets in the sheared feldspar porphyry unit between 50-80m depth. No significant gold values were intercepted.

Holes WB-10-29 (Az 310°) and WB-10-30 (Az 270°) are located 2.1km and 2.9km SSW of the Isabelle showing respectively. Both holes targeted IP anomalies trending obliquely to surrounding anomalies. These holes were drilled in metabasalts and the IP anomalies are explained by disseminated pyrrhotite. No significant gold values were encountered.
Holes WB-10-31 (Az 310°) and WB-10-32 (Az 310°) were drilled 3.5km and 3.9km SW of the Isabelle showing respectively. These holes are drilled in meta-grauwackes and targeted strong IP anomalies. The IP anomalies are explained by veins, veinules and disseminated PO and PY at shallow depths (34-70m down hole) but these sulphide zones did not contain significant gold mineralization.

**Table 3 : Drill hole data and gold intercepts.**

| Hole ID | Target | Collar location (UTM Nad 27) | Az/Dip/Length | Au Intercepts (TW=true width) |
|---|---|---|---|---|
| WB-10-03 | Isabelle showing | 379456E, 5772647N | 290°/-50°/90m | 22.0 to 29.0m - 2.02 g/t Au / 7.0m (TW=6m) |
| WB-10-04 | Isabelle showing | 379456E, 5772647N | 290°/-70°/90m | 32.0 to 42.0m - 2.75 g/t Au/ 10.0m (TW=6.4m) Incl. 41.0 to 42.0 - 19.97 g/t Au / 1.0m (TW=0.64m) |
| WB-10-05 | Isabelle showing | 379452E, 5772675N | 290°/-50°/89m | NSV |
| WB-10-06 | Isabelle showing | 379452E, 5772675N | 290°/-84°/103m | NSV |
| WB-10-07 | Isabelle showing | 379448E, 5772703N | 290°/-50°/100m | 11.0 to 13.0m - 5.89 g/t Au / 2.0m (TW=1.7m) |
| WB-10-08 | Isabelle showing | 379471E, 5772718N | 290°/-50°/144m | NSV |
| WB-10-09 | Isabelle showing | 379495E, 5772741N | 290°/-50°/123m | NSV |
| WB-10-10 | Isabelle showing | 379485E, 5772638N | 290°/-50°/120m | NSV |
| WB-10-11 | Isabelle showing | 379465E, 5772587N | 290°/-50°/90m | NSV |
| WB-10-12 | Isabelle showing | 379465E, 5772589N | 290°/-85°/99m | 24.0 to 29.0m - 37.46 g/t Au / 5.0m (TW=2.1m) |
| WB-10-13 | Isabelle showing | 379461E, 5772558N | 290°/-50°/153m | NSV |
| WB-10-14 | Isabelle showing | 379445E, 5772539N | 290°/-50°/90m | NSV |
| WB-10-15 | Isabelle showing | 379445E, 5772539N | 290°/-85°/78m | NSV |
| WB-10-16 | Isabelle showing | 379462E, 5772622N | 290°/-80°/156m | 31.0 to 32.0 - 1.75 g/t Au / 1.0m (TW=0.5m) and 68.0 to 69.0 - 2.19 g/t Au / 1.0m (TW=0.5m) |
| WB-10-17 | Isabelle showing | 379443E, 5772728N | 290°/-50°/129m | NSV |
| WB-10-18 | Isabelle showing | 379417E, 5772557N | 110°/-45°/120m | NSV |
| WB-10-19 | Regional IP target | 379191E, 5772616N | 310°/-45°/135m | NSV |
| WB-10-20 | Isabelle showing | 379513E, 5772591N | 290°/-50°/147m | 71.0 à 72.0 - 14.44 g/t Au / 1.0m (TW=0.87m) |
| WB-10-21 | Isabelle showing | 379513E, 5772591N | 290°/-85°/273m | NSV |
| WB-10-22 | Isabelle showing | 379497E, 5772565N | 290°/-50°/171m | NSV |
| WB-10-23 | Isabelle showing | 379496E, 5772561N | 290°/-85°/240m | NSV |

| | | | | |
|---|---|---|---|---|
| WB-10-24 | Isabelle showing | 379494E, 5772565N | 110°/-50°/120m | NSV |
| WB-10-25 | Isabelle showing | 379463E, 5772699N | 290°/-80°/181m | NSV |
| WB-10-26 | Isabelle showing | 379477E, 5772714N | 290°/-80°/93m | NSV |
| WB-10-27 | Isabelle showing | 379424E, 5772767N | 290°/-50°/156m | NSV |
| WB-10-28 | Isabelle showing | 379404E, 5772535N | 110°/-50°/216m | NSV |
| WB-10-29 | Regional IP target | 378527E, 5770691N | 310°/-50°/177m | NSV |
| WB-10-30 | Regional IP target | 378545E, 5769848N | 270°/-50°/219m | NSV |
| WB-10-31 | Regional IP target | 376315E, 5771002N | 310°/-50°/90m | NSV |
| WB-10-32 | Regional IP target | 375790E, 5771102N | 310°/-50°/222m | NSV |

No drilling was conducted on the Wabamisk property in 2009 but in the spring of 2008, two (2) drill holes totalling 240 meters tested the Isabelle showing and its possible southwest extension. Drill hole WB-08-001 intersected the Isabelle showing at 35 meters depth and it returned **1.33 g/t Au / 19.0 m,** including **4.92 g/t Au / 3.0m.** It showed the same lithological unit (altered grauwacke) and mineralization as observed at the surface. The second drill hole (WB-08-002) was done 180 m southwest of the first one. The target was an IP anomaly possibly corresponding to the extension of the showing. The IP anomaly is explained but the drill hole had not intersected the expected grauwacke unit hosting the Isabelle showing. For further descriptions and interpretation refer to Cayer, Oswald, 2009.

## ITEM 14 SAMPLING METHOD AND APPROACH

Outcrops and boulders are sampled at the discretion of the geologist based on sulphide mineralization, alteration or rock type in accordance with deposit types described in Item 10. For each sample, a flag with the outcrop number on it is tied to a tree in the vicinity and another orange flag, showing the sample number, is left at the sampling sites. The spacing between samples varies according to the outcrop density. Collected samples were analyzed for gold via fire assay and sometimes, at the discretion of the sampler, for multi-elements by ICP (scan 30). Samples returning grades above 500 ppb Au were analyzed by fire assay with gravimetric finish.

Samples with visible gold are analysed by "metallic sieve". It is understood that a sampling bias exists for grab samples collected during foot traverses. In this case samples are collected to reveal gold or base metals mineralization and not to define widths of mineralization. Channel samples are collected across know or suspected mineralized "zones" at intervals considered relevant to the field geologist. The entire length of the channel is sampled at one meter (1m) intervals unless there is a valid reason to do otherwise. As much as possible the channel is cut in such a way that the depth remains constant throughout its length.

Drill core was described and sampled at the Wabamisk base camp under the supervision of Services Techniques Géonordic. All half-split core samples are also stored at the Wabamisk camp.
All of the core drilled in 2010 was split or sawed in half and sampled for gold by fire-assay at 1m intervals. Sulphide mineralized and altered samples, suspected of containing gold

mineralization, were sawed and all other sections of core were split. On rare occasions where recuperation was poor, samples contained 2m of drill core.

All samples found to contain visible gold were also analysed for gold using metallic sieve assaying in order to compensate for any "nugget effect" caused by the coarse gold. Two samples (ie 2m of core) prior and two samples after the visible gold were also analysed using metallic sieve assays.

## ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

Grab and channel were collected and processed by personnel of Services Techniques Geonordic. Drill core samples were delivered from the worksite to the Wabamisk camp by the drilling contractor, Forage Rouillier and afterwards processed by Services Techniques Géonordic.

Samples of every type were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. The bags remained sealed until they were opened by Laboratoire Expert personnel in Rouyn-Noranda, Quebec. Lab Expert is accredited ISO 9001:2000 by QMI Management Systems Registration.

All samples were initially stored at the Wabamisk the camp. Samples were not secured in locked facilities; this precaution deemed unnecessary due to the remote camp location. Samples were then loaded directly on a truck for transport to Rouyn-Noranda. Samples were delivered by Services Techniques Geonordic to Laboratoire Expert's sample preparation facility in Rouyn-Noranda. Upon receipt, samples were placed in numerical order and compared with the packing list to verify receipt of all samples. If the received samples did not correspond to the list, the customer was notified.

Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air between samples and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a roll crusher. The roll crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the rolls crusher is adjusted and another test is done. Screen test results are recorded in the logbook provided for this purpose. The sample is then riffled using a Jones-type riffle to approximately 300 g. Excess material is stored for the customer as a crusher reject. The 300-g portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer; the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the logbook provided for this purpose.

### 15.1. Gold Fire Assay AA Finish

A 29.166-g sample is weighted into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 1 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mould and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is placed in a 12 × 75 mm test tube. 0.2 ml of 1:1 nitric acid is added and allowed to react in a water bath for 30 minutes; 0.3 ml of concentrated hydrochloric acid is then added and allowed to react in the water bath for 30 minutes. The sample is then removed from the water bath and 4.5 ml of distilled water is added, the sample is thoroughly mixed, allowed to settle and the gold content is determined by atomic absorption.
Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 200 ppb are discarded. The lower detection limit is 2 ppb and samples assaying over 500 ppb are checked by gravimetric assay.

### 15.2. Gold Fire Assay Gravimetric Finish

A 29.166-g sample is weighed into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 2 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mould and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, dried, annealed, cooled and weighed.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 3.00 g/t are discarded. The lower detection limit is 0.03 g/t and there is no upper limit. All values over 3.00 g/t are verified before reporting.

### 15.3. Metallic sieve

The total sample is dried, crushed and pulverized then screened using a 100-mesh screen. The -100 mesh portion is mixed and assayed in duplicate by fire assay gravimetric finish as well as all of the +100 mesh portion. All individual assays are reported as well as the final calculated value.

### 15.4. Multi-Elements (from www.actlabs.com : Code 1E1 – *Aqua Regia* - ICP-OES)

A 0.5-g sample is digested with *aqua regia* (0.5 ml $H_2O$, 0.6 ml concentrated $HNO_3$ and 1.8 ml concentrated HCl) for 2 hours at 95°C. The sample is cooled then diluted to 10 ml with deionized water and homogenized. The samples are then analyzed using a Perkin Elmer

OPTIMA 3000 Radial ICP for the 30-element suite. A matrix standard and blank are run every 13 samples.

**Table 4: Code 1E1 Elements and Detection Limits (ppm)**

| Element | Detection Limit | Upper Limit | Element | Detection Limit | Upper Limit |
|---|---|---|---|---|---|
| Ag* | 0.2 | 100 | Mo* | 2 | 10,000 |
| Al* | 0.01% | | Na* | 0.01% | |
| As* | 10 | | Ni* | 1 | 10,000 |
| Ba* | 1 | | P* | 0.00% | |
| Be* | 1 | | Pb* | 2 | 5,000 |
| Bi | 10 | | S* | 100 | |
| Ca* | 0.01% | | Sb* | 10 | |
| Cd | 0.5 | 2,000 | Sc* | 1 | |
| Co* | 1 | | Sn* | 10 | |
| Cr* | 2 | | Ti* | 0.01% | |
| Cu | 1 | 10,000 | V* | 1 | |
| Fe* | 0.01% | | W* | 10 | |
| K* | 0.01% | | Y* | 1 | |
| Mg* | 0.01% | | Zn* | 1 | 10,000 |
| Mn* | 2 | 10,000 | Zr* | 1 | |

Note: * Element may only be partially extracted.

A series of USGS geochemical standards are used as controls. Digestion is near total for base metals, however will only be partial for silicates and oxides.

## ITEM 16 DATA VERIFICATION

All the samples were analysed for gold via fire assay. As a verification procedure, all the samples returning grades for gold above 500 ppb were re-analyzed by gravimetric assay. The lab results are enclosed in Appendix 5.

The exploration work conducted by Virgina mines Inc was carried out using a quality assurance and quality control program according to industry standards for early stage exploration projects. Standard procedures are used in all aspects of sampling and data acquisition.

During 2010, Virgina Mines Inc did not implement specific analytical quality control measures to monitor the assay results delivered by Lab Expert, such a third party verification of pulps. Virginia relied on the laboratory internal analytical quality control measures to monitor the reliability of assay results delivered by Lab Expert.

In every shipment some standards and blank samples were introduced. The standards used were purchased at "Rocklabs". Blank samples consist of crushed (3/4) calcite and silica commonly referred to as "marble aggregate" in the landscaping industry. 30-kg bags were purchased at a local retailer in Rouyn-Noranda. Tables 5 list all the standards and blank samples used in 2010 campaign.

**Table 5: Standard and blank samples of the 2010 campaign.**

| Sample | Au g/t | Rocklabs grade | Type |
|---|---|---|---|
| 161799 | 0.003 | < 0.003 | Blank |
| 161800 | 2.64 | 2.604 (+/- 0.019) | Standard(SJ22) |
| 163049 | 0.003 | < 0.003 | Blank |
| 163050 | 17.93 | 18.14 (+/- 0.15) | Standard(SP37) |
| 217505 | 5.76 | 5.867 (+/- 0.066) | Standard(SL46) |
| 217506 | 0.003 | < 0.003 | Blank |
| 217550 | 0.003 | < 0.003 | Blank |
| 217563 | 0.003 | < 0.003 | Blank |
| 217564 | 5.97 | 5.850 (+/- 0.051) | Standard(OXL51) |
| 217801 | 0.58 | 0.610 (+/- 0.011) | Standard(OXE42) |
| 217897 | 0.62 | 0.610 (+/- 0.011) | Standard(OXE42) |
| 217898 | 0.003 | < 0.003 | Blank |
| 217991 | 0.003 | < 0.003 | Blank |
| 217992 | 17.86 | 18.14 (+/- 0.15) | Standard(SP37) |
| 218001 | 0.62 | 0.610 (+/- 0.011) | Standard(OXE42) |
| 218329 | 0.003 | < 0.003 | Blank |
| 218332 | 5.93 | 5.867 (+/- 0.066) | Standard(SL46) |
| 218470 | 0.003 | < 0.003 | Blank |
| 218471 | 5.86 | 5.850 (+/- 0.051) | Standard(OXL51) |
| 218712 | 0.003 | < 0.003 | Blank |
| 218713 | 5.79 | 5.850 (+/- 0.051) | Standard(OXL51) |
| 218814 | 0.003 | < 0.003 | Blank |
| 218815 | 5.90 | 5.850 (+/- 0.051) | Standard(OXL51) |
| 218816 | 0.003 | < 0.003 | Blank |
| 218817 | 5.66 | 5.850 (+/- 0.051) | Standard(OXL51) |
| 218938 | 5.93 | 5.867 (+/- 0.066) | Standard(SL46) |
| 218939 | 0.003 | < 0.003 | Blank |
| 219580 | 18.00 | 18.14 (+/- 0.15) | Standard(SP37) |
| 219581 | 0.003 | < 0.003 | Blank |
| 219655 | 0.003 | < 0.003 | Blank |
| 219656 | 5.93 | 5.867 (+/- 0.066) | Standard(SL46) |
| 220587 | 0.003 | < 0.003 | Blank |
| 220588 | 1.37 | 1.344 (+/- 0.015) | Standard(SH41) |
| 220743 | 0.003 | < 0.003 | Blank |
| 220744 | 1.37 | 1.344 (+/- 0.015) | Standard(SH41) |
| 220810 | 0.003 | < 0.003 | Blank |
| 220811 | 1.37 | 1.344 (+/- 0.015) | Standard(SH41) |
| 220961 | 0.003 | < 0.003 | Blank |
| 220962 | 5.93 | 5.867 (+/- 0.066) | Standard(SL46) |
| 224499 | 0.003 | < 0.003 | Blank |
| 224500 | 1.37 | 1.344 (+/- 0.015) | Standard(SH41) |

**ITEM 17 ADJACENT PROPERTIES**

The Wabamisk property is adjacent to the Anatacau property. The Anatacau claims, 207 map-designated claims, totalling 10 952.03 hectares (109.52 $km^2$), are 100% held by IAMGOLD-Québec Management Inc. Under an agreement with Virginia Mines Inc., the latter may earn 100% interest in the property by investing 3 million dollars in exploration before the end of 2012. IAMGOLD retains a 2% NSR royalty, half of which (1%) may be bought back by Virginia. In 2007, Virginia continued geological reconnaissance work undertaken by IAMGOLD (Cambior). This work led to the discovery of the Franto showing, which graded 8.23 g/t Au (grab sample #178559) and 4.82 g/t Au / 4.0 m in trench TR-AN-07-001. Concurrently, Virginia also discovered the Isabelle showing on the Wabamisk property, about 100 meters from the western limit of the Anatacau property. Grades obtained at Isabelle include 6.48 g/t Au / 3.0 m and 4.20 g/t Au / 13.61 m in channel samples, and 1.33 g/t Au / 19.0 m in drill hole. In the fall of 2007, induced polarization (IP) surveys were conducted in the vicinity of both showings.

In the spring of 2008, four (4) drill holes totalling 670.6 meters tested the Franto showing and the extensions of the Isabelle showing on the Anatacau property. On the Franto grid, mineralization and alteration patterns observed in drill core are similar to those observed on surface at the showing, demonstrating that the mineralized system is still present. Gold assay results are relatively low however, with 23 ppb Au / 1.0 m (AN-08-002), 24 ppb Au / 1.0 m (AN-08-003), and 76 ppb Au / 1.0 m (AN-08-004). On the Isabelle grid, the tested IP anomaly is entirely hosted in basalts. On surface, the showing occurs along the contact between sedimentary rocks (wackes) and basalts. The northeast extension of the Isabelle showing does not correspond to the IP anomaly and thus has not been investigated. The best gold grades were 39 ppb Au / 1.0 m (AN-08-001).

Fieldwork was conducted on the Anatacau property in the summer of 2008, to investigate IP anomalies defined in the 2007 survey and to perform reconnaissance work in off-grid areas with anomalous outcrops and till values. As a result, two (2) anomalous areas were defined on the Franto grid, one (1) on the Isabelle grid, and three (3) off-grid. Target areas on the Franto and Isabelle grids are characterized by the presence of anomalous outcrops coinciding with proximal IP anomalies. Outcrops graded up to 0.72 g/t Au, 8.1 g/t Ag and 1.81% Cu (#245069) on the Isabelle grid, whereas on the Franto grid, several outcrops showed anomalous gold and base metal contents such as 262 ppb Au (#244941), 11.0 g/t Ag (#244603) and 0.98% Cu (#244627). In off-grid areas, the northeast part of the property is characterized by outcrops grading up to 3.6 g/t Au (#244722) in sedimentary rocks.

Eastmain Resources has a property to the northeast of the Wabamisk claims that contains the historic Bear Island and Reservoir showings. The Bear Island showing contains gold (up to 86g/t Au) in biotite schist contained in a ENE-WSW trending fault zone. The host rock is felsic tuffs with strong actinolite and biotite alteration (Gauthier, Larocque, 1998).
The Reservoir copper-gold mineralization is associated with strong biotite and actinolite alteration and minor carbonate alteration in basalts and porphyry. Biotite schists are also observed in fault zones (Gauthier, Larocque, 1998).

Soquem and Ressources d'Arianne have adjacent properties to the east of the Wabamisk property but no significant gold or base metals mineralization have been reported.
Ressources Sirios (south), Dianor (west), Ressources d'Arianne (west) and Gene Leong (northwest) also have adjacent properties adjacent to the Wabamisk property where no significant mineralization have been reported.

## ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

## ITEM 19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

## ITEM 20 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

## ITEM 21 INTERPRETATION AND CONCLUSIONS

Drilling of the Isabelle showing has revealed a classic shear hosted quartz veins gold mineralized system. This type of deposit (orogenic, shear hosted, mesothermal) is quite common in Archean greenstone belts and has been well studied (Robert, Poulsen, 2001; Groves et al., 2003). The potential for lateral extensions to the Isabelle showing and for discovering more gold-bearing shear zones in the area are considered very good and the great vertical extent of these types of deposits is well known (Robert, Poulsen, 2001). Free gold is often observed in the veins or in the adjacent host rock and because of this the gold grades can be high but the distribution of the gold is erratic.
Drilling has proven that the Isabelle zone is closed towards the north. The sedimentary package and the gold bearing shears end suddenly and it appears field observations strongly suggest that they have been faulted. The fault appears to be dextral meaning that the continuation of the grauwackes would be towards the east, where a tonalitic intrusion now lies. The zone remains open towards the south and at depth.
Gold values on the Isabelle showing have been obtained in grauwackes and in feldspar porphyry intrusive rocks but never in basalts. The feldspar porphyry rocks are abundant to the west of the Isabelle showing and therefore remain good targets. Theoretically these types of deposits are more dependant of shear zones than they are of rock types therefore even the basalts, which are also abundant south and west of Isabelle remain promising.

A gold showing (2.19g/t Au in sample 217707) was discovered in a similar sedimentary package to the Isabelle zone some 5km to the south of the Isabelle showing. The grauwackes are highly deformed and also lie near the contact with the tonalite intrusion. The two areas are separated by basalts and feldspar porphyry intrusive rocks.

Field exploration has revealed more gold bearing quartz veins in the eastern part of the Wabamisk property. A gold showing had been discovered in this area in 2007 (12 g/t Au in sample 178392) but extensive follow-up sampling that year failed to produce another showing. The 2010 samples (**359.6g/t Au** in sample 224194, **1.4g/t Au** in sample 226195, **1.37g/t Au** in sample 226196) are located 300m south of the original gold bearing vein. Further work is needed to understand why so few of the quartz veins contain gold. Perhaps there are several vein orientations related to different hydrothermal events and that only one of these events was gold bearing.

Prospecting in the north eastern part of the property uncovered two gold showings in an E-W trending volcano-sedimentary package that contains significant arsenopyrite mineralization. The area is located 5km south of the historical Reservoir showing which contains 300 000oz gold and 30 million lbs of copper (Gauthier, Larocque, 1998). Au-Cu mineralisation at the Reservoir showing consists of intense biotite-actinolite alteration in basalts and feldspar-porphyry rocks. The showings at AsPy do not show strong biotite or actinolite alteration but rather quartz veining or pervasive silicification. The showings in this area were discovered in October 2010, at the end of the exploration season, therefore adequate follow-up work has not been performed.

## ITEM 22 RECOMMENDATIONS

The Isabelle gold showing is open to the south and at depth and therefore 1200m of drilling is recommended to test its continuity. These drill holes will have to be collared on Lake Anatacau in order to intercept the gold zones. This drilling campaign is estimated to cost $300,000.00 and subsequent drilling will be dependent on the results of the initial drilling results.

The area to the west of the Isabelle showing remains prospective for shear hosted gold mineralization but exploration efforts are hampered by lack of rock outcrops. The area is swampy and therefore till sampling is impossible. Soil sampling with Metallic Metal Ion (MMI) analysis is recommended for this area. A minimum of 300 samples will be required to adequately cover this area and a budget of $100,000.00 is foreseen and includes the cost of sampling, lab analysis and transportation by helicopter. Subsequent work will be dependent on the results of the soil sampling.

200m$^2$ trenching and 50m of channel sampling in the area of the grauwackes located 5km south of the Isabelle showing is recommended. These sediments are similar in appearance (bedding, grain size, mineralogy) to those hosting the Isabelle showing and a sample assaying 2.19g/t Au was discovered in 2010. A budget of $50,000.00 is proposed for this work and subsequent work will depend on the results of the channel sampling and detailed mapping.

Follow-up prospecting and mapping is recommended for the vn(QZ) and AsPy areas described in Section 12 of this report. Showings in this area were discovered in October 2010 therefore adequate follow-up work was not performed. 200m$^2$ of trenching is recommended to uncover the gold bearing veins in the vn(QZ) area in order and to reveal structures in the underlying host rock and the nature (orientation, timing) of the veins. 10 days of prospecting with a team of four geologists and technicians, including the use of Beep-Mats (portable electromagnetic devices) is recommended for both these areas. A budget of $40,000.00 is recommended.

## ITEM 23 REFERENCES

**Boily, M. and Moukhsil, A., 2003.** Géochimie des assemblages volcaniques de la ceinture de roches vertes de la Moyenne et de la Basse-Eastmain. Ministère des Ressources naturelles, Québec; ET 2002-05.

**Card, K.D. and Ciesielski, A., 1986.** DNAG No 1 Subdivisions of the Superior Province of the Canadian Shield. Geoscience Canada; Volume 13, pp. 5-13.

**Cayer, A., Savard, S., Tremblay, M., Ouellette, J-F. and Archer P., 2006.** Technical Report and Recommendations Summer and Fall 2005 Exploration Program, Eleonore Property, Québec. Mines d'Or Virginia inc. Ministère des Ressources naturelles, Québec ; GM 62341.

**Cayer, A. and Oswald, R., 2009.** Technical Report and Recommendations Spring 2008 drilling program and Summer 2008 Geological exploration program, Wabamisk Property, Québec. Mines Virginia inc.

**Cayer, A. et Ouellette, J.F.; 2007.** Technical Report and Recommendations. June-October 2006 Exploration Program. Wabamisk Property, Quebec, 2 volumes.

**Charbonneau, R., 2008.** Campagne de suivi et d'échantillonnage de till 2007, propriété Anatacau, Baie James, Québec, 4 pages.

**Caron, K., 2006.** Rapport des travaux d'exploration, Campagne été 2005, Projet Lac Anatacau (#256), Cambior, Baie James, Québec, 30 pages.

**Caron, K., 2007.** Rapport des travaux d'exploration, Projet Lac Anatacau (#256), Campagne été 2006, Iamgold, Baie James, Québec, 26 pages.

**Eade, K.E., 1966.** Fort George River and Kaniapiskau River (west half) map areas, New Quebec. Geological Survey of Canada. Memoir 339, 120 pages.

**Eakins, P.R., Hashimoto, T., Carlson, E.H., 1968.** Région du Grand-Détour-Lacs Village, Territoire de Mistassini et Nouveau-Québec. Ministère des Richesses naturelles du Québec; RG 136, 42 pages.

**Franconi, A., 1978.** La bande volcano-sédimentaire de la rivière Eastmain inférieure. Ministère des Richesses naturelles, Québec; DPV-574; 177 pages.

**Frapier-Rivard, D. Ouellette, J-F., 2005.** Technical Report and Recommendations, June 2005 – July 2005 Exploration Program, Wabamisk Property, Québec.

**Fulton, R.J., 1995,** Surficial materials of Canada ; Geological Survey of Canada, Map 1880A, scale 1 :5 000 000. Formations en surface du Canada.

**Gauthier, M. and Laroque, M., 1998.** Cadre géologique, style et répartition des minéralisations métalliques de la Basse et de la Moyenne Eastmain, Territoire de la Baie de James, Quebec, 86 pages, MB 98-10.

**Groves et. al.,** Gold Deposits in Metamorphic Belts: Overview of Current Understanding, Outstanding Problems, Future Research, and Exploration Significance. *Economic Geology*; January 2003; v. 98; no. 1; p. 1-29

**Low, A.P., 1897.** Report on explorations in the Labrador Peninsula along the Eastmain, Koksoak, Hamilton, Manicouagan, and portions of other rivers. Geological Survey of Canada; Annual Report, volume 8, part L, pages 237-239.

**Mc Crea, J.G., 1936.** Report on the property – Dome Mine Ltd. Ministère des Ressources naturelles, Québec; GM 9863-A, 16 pages.

**McClenaghan, M.B. and Kjarsgaard, B.A., 2007,** Indicator Mineral and surficial geochemical exploration methods for Kimberlite in Glaciated Terrain, Examples from Canada; in Goodfellow, W.D., (ed) Mineral Deposits of Canada: A Synthesis of Major Deposit-Types, District Metallogeny, the Evolution of Geological Provinces, and Exploration Methods: Geological Association of Canada, Mineral Deposits Division, Special Publication No. 5, p. 983-1006.

**Moukhsil, A. and Doucet, P. 1999.** Géologie de la région des lacs Villages (33B/03). Ministère des Ressources naturelles, Québec; RG99-04, 32 pages.

**Moukhsil, A., 2000.** Géologie de la région des lacs Pivert (33C/08), Anatacau (33C/02), Kauputauchechun (33C/07) et Wapamisk (33C/08). Ministère des Ressources naturelles, Québec; RG 2000-04, 49 pages.

**Moukhsil, A., Legault, M., Boily, M., Doyon, J., Sawyer, E. and Davis, D.W., 2002.** Synthèse géologique et métallogénique de la ceinture de roches vertes de la Moyenne et de la Basse Eastmain (Baie-James). Ministère des Ressources naturelles, Québec; ET 2002-06, 57 pages.

**Oswald, R. 2008.** Rapport géologique et recommandations. Travaux de terrain 2007. Projet Wabamisk, Québec, S.N.R.C. 33C/02. Ministère des Ressources naturelles, Québec ; GM 63606. 28 pages.

**Poitras, S. 2010.** Technical Report and Recommendations 2009 Geological Exploration Program. Wabamisk Property, Québec.

**Prest, V.K., Grant, D.R. and Rampton, V.N., 1967,** Glacial Map of Canada; Geological Survey of Canada, Map 1253A, scale 1 :5 000 000.

**Robert, F., Poulsen, K.H., 2001.** Vein Formation and Deformation in Greenstone Gold Deposits. Society of Economic Geologists Reviews v.14 p.111-155.

**Shaw, G., 1942.** Eastmain preliminary map, Quebec. Geological Survey of Canada; paper 42-10.

**Tshimbalanga, S., 2008a.** Levés de Polarisation Provoquée et de Magnétométrie Eastmain, propriété Anatacau, Grille Franto, S. N. R. C. 33C/02, Mines Virginia Inc., 15 pages.

**Tshimbalanga, S.; 2008b.** Levés de Polarisation Provoquée et de Magnétométrie, propriété Wabamisk, Grille Isabelle, S. N. R. C. 33C/02, Mines Virgiania Inc., 15 pages.

**Vallières, M.; 1988.** Des mines et des hommes : Histoire de l'industrie minérale québécoise. Les publications du Québec (Québec), 437 pages.

## ITEM 24 DATE AND SIGNATURE

### CERTIFICATE OF QUALIFICATIONS

I, Stephen Poitras, residing at 7516 rue De Gaspé, Montreal (Québec), H2R 2A2, and hereby certify that:

I am currently employed as Project Geologist with Services Techniques Geonordic inc., 1045 ave. Larivière, Rouyn-Noranda (Québec), J9X 6V5.

I graduated from the Université du Québec à Montréal with a B.Sc. in Geology in 2003 and from the University of Waterloo with a B.Sc. in Mechanical Engineering in 1994.

I have been working as a geologist or geologist in training in mineral exploration since 2003.

I am a Professional in Geology and registered member of the *Ordre des Géologues du Québec*, permit number 896.

I am a Qualified Person with respect to the Wabamisk project in accordance with section 1.2 of National Instrument 43-101.

I am involved in the Wabamisk project since the spring of 2007.

I have visited the property from June to October 2010 while participating in the exploration program.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfill the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, being part of the stock option plan of Virginia Mines Inc.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in Montreal, Qc, this 3rd day of May 2011.

Stephen Poitras

Stephen Poitras, P. Geo.

## ITEM 26 ILLUSTRATIONS


VIRGINIA MINES INC.
WABAMISK PROPERTY
Project location
76°00' W
74°00' W
Radisson
LG-3
LG-4
Mirage
Trans-Taiga road
33 G
33 F
33 H
53°00' N
33 C
33 B
WABAMISK PROPERTY
KM381
52°00' N
James Bay Highway
Radisson
Chibougamau
Virginia's CDC
0
50
100
Kilometers

FIGURE 1

# *VIRGINIA MINES INC.*

## WABAMISK PROPERTY

**Claim location**



77°00' W
76°30' W
52°15' N
52°00' N
N
Wabamisk Camp
KM381
James Bay Highway
gravel road to EM-1
33 C/02
0
5
10
Kilometers


**FIGURE 2**

# VIRGINIA MINES INC.

## WABAMISK PROPERTY

**Regional geology**



77°00' W
76°30' W
52°15' N
52°00' N
N
33 C/06
33 C/07
33 C/08
33 C/03
33 C/02
33 C/01
Wabamisk camp
KM381
James Bay Highway
gravel road to EM-1
I1C
I1D
I1L
I1 PP
I2J
I3A
I3B
S3(M4)
S4
S6-S4
V1B
V1-V2
V2
V3B-M16
For lithological codes see appendix 2
Modified geology from SIGEOM
0
5
10
Kilometers


**FIGURE 3**

## *Appendix 1 : Claims list*

**List of claims**
**CDC - Wabamisk**
**Mines Virginia inc. (100%)**

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 1133768 | 33 C/02 | 52.77 | 28 | 47 | 20051123 | 20130606 |
| 1133769 | 33 C/02 | 5.31 | 28 | 48 | 20051123 | 20130606 |
| 1133770 | 33 C/02 | 52.76 | 29 | 47 | 20051123 | 20130606 |
| 1133771 | 33 C/02 | 45.27 | 29 | 48 | 20051123 | 20130606 |
| 1133772 | 33 C/02 | 50.17 | 29 | 49 | 20051123 | 20130606 |
| 1133773 | 33 C/02 | 52.75 | 30 | 47 | 20051123 | 20130606 |
| 1133774 | 33 C/02 | 52.75 | 30 | 48 | 20051123 | 20130606 |
| 1133775 | 33 C/02 | 50.43 | 30 | 49 | 20051123 | 20130606 |
| 2049047 | 33 C/02 | 52.93 | 17 | 52 | 20070117 | 20130116 |
| 2049144 | 33 C/02 | 52.87 | 18 | 51 | 20070117 | 20130116 |
| 2049145 | 33 C/02 | 52.87 | 18 | 52 | 20070117 | 20130116 |
| 2049146 | 33 C/02 | 52.86 | 19 | 47 | 20070117 | 20130116 |
| 2049147 | 33 C/02 | 52.86 | 19 | 48 | 20070117 | 20130116 |
| 2049148 | 33 C/02 | 52.86 | 19 | 49 | 20070117 | 20130116 |
| 2049153 | 33 C/02 | 52.86 | 19 | 50 | 20070117 | 20130116 |
| 2049154 | 33 C/02 | 52.85 | 20 | 47 | 20070117 | 20130116 |
| 2049155 | 33 C/02 | 52.85 | 20 | 48 | 20070117 | 20130116 |
| 2049156 | 33 C/02 | 52.84 | 21 | 46 | 20070117 | 20130116 |
| 2049157 | 33 C/02 | 52.84 | 21 | 47 | 20070117 | 20130116 |
| 2049158 | 33 C/02 | 52.83 | 22 | 45 | 20070117 | 20130116 |
| 2049159 | 33 C/02 | 52.83 | 22 | 44 | 20070117 | 20130116 |
| 2049160 | 33 C/02 | 52.82 | 23 | 43 | 20070117 | 20130116 |
| 2049311 | 33 C/02 | 52.81 | 24 | 40 | 20070117 | 20130116 |
| 2049314 | 33 C/02 | 52.81 | 24 | 41 | 20070117 | 20130116 |
| 2049340 | 33 C/02 | 52.81 | 24 | 42 | 20070118 | 20130117 |
| 2049341 | 33 C/02 | 52.80 | 25 | 39 | 20070118 | 20130117 |
| 2049342 | 33 C/02 | 52.80 | 25 | 40 | 20070118 | 20130117 |
| 2049343 | 33 C/02 | 52.79 | 26 | 38 | 20070118 | 20130117 |
| 2049344 | 33 C/02 | 52.79 | 26 | 39 | 20070118 | 20130117 |
| 2049345 | 33 C/02 | 52.79 | 26 | 40 | 20070118 | 20130117 |
| 2049346 | 33 C/02 | 52.78 | 27 | 38 | 20070118 | 20130117 |
| 2049347 | 33 C/02 | 52.78 | 27 | 37 | 20070118 | 20130117 |
| 2049348 | 33 C/02 | 52.77 | 28 | 37 | 20070118 | 20130117 |
| 2049349 | 33 C/02 | 52.76 | 29 | 35 | 20070118 | 20130117 |
| 2049350 | 33 C/02 | 52.76 | 29 | 36 | 20070118 | 20130117 |
| 2049351 | 33 C/02 | 52.75 | 30 | 34 | 20070118 | 20130117 |
| 2049352 | 33 C/02 | 52.75 | 30 | 35 | 20070118 | 20130117 |
| 2049353 | 33 C/07 | 52.74 | 1 | 33 | 20070118 | 20130117 |
| 2049354 | 33 C/07 | 52.74 | 1 | 34 | 20070118 | 20130117 |
| 2049355 | 33 C/07 | 52.73 | 2 | 32 | 20070118 | 20130117 |
| 2049356 | 33 C/07 | 52.72 | 4 | 29 | 20070118 | 20130117 |
| 2049357 | 33 C/07 | 52.72 | 3 | 31 | 20070118 | 20130117 |
| 2049358 | 33 C/07 | 52.72 | 3 | 32 | 20070118 | 20130117 |
| 2049359 | 33 C/07 | 52.71 | 5 | 30 | 20070118 | 20130117 |
| 2049360 | 33 C/07 | 52.71 | 4 | 30 | 20070118 | 20130117 |
| 2049361 | 33 C/07 | 52.71 | 5 | 27 | 20070118 | 20130117 |
| 2049362 | 33 C/07 | 52.71 | 5 | 28 | 20070118 | 20130117 |
| 2049363 | 33 C/07 | 52.71 | 5 | 29 | 20070118 | 20130117 |
| 2049364 | 33 C/07 | 52.71 | 4 | 31 | 20070118 | 20130117 |
| 2049365 | 33 C/07 | 52.70 | 6 | 28 | 20070118 | 20130117 |
| 2049366 | 33 C/07 | 52.70 | 6 | 26 | 20070118 | 20130117 |
| 2049367 | 33 C/07 | 52.70 | 6 | 27 | 20070118 | 20130117 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 2049368 | 33 C/07 | 52.69 | 7 | 27 | 20070118 | 20130117 |
| 2049369 | 33 C/07 | 52.69 | 7 | 24 | 20070118 | 20130117 |
| 2049370 | 33 C/07 | 52.69 | 7 | 25 | 20070118 | 20130117 |
| 2049371 | 33 C/07 | 52.69 | 7 | 26 | 20070118 | 20130117 |
| 2049372 | 33 C/07 | 52.68 | 8 | 26 | 20070118 | 20130117 |
| 2049373 | 33 C/07 | 52.68 | 8 | 24 | 20070118 | 20130117 |
| 2049374 | 33 C/07 | 52.68 | 8 | 25 | 20070118 | 20130117 |
| 2049375 | 33 C/07 | 52.67 | 9 | 24 | 20070118 | 20130117 |
| 2049376 | 33 C/07 | 52.67 | 9 | 22 | 20070118 | 20130117 |
| 2049377 | 33 C/07 | 52.67 | 9 | 23 | 20070118 | 20130117 |
| 2049378 | 33 C/07 | 52.66 | 10 | 23 | 20070118 | 20130117 |
| 2049379 | 33 C/07 | 52.66 | 10 | 20 | 20070118 | 20130117 |
| 2049380 | 33 C/07 | 52.66 | 10 | 21 | 20070118 | 20130117 |
| 2049381 | 33 C/07 | 52.66 | 10 | 22 | 20070118 | 20130117 |
| 2049382 | 33 C/07 | 52.65 | 11 | 22 | 20070118 | 20130117 |
| 2049383 | 33 C/07 | 52.65 | 11 | 20 | 20070118 | 20130117 |
| 2049384 | 33 C/07 | 52.65 | 11 | 21 | 20070118 | 20130117 |
| 2049385 | 33 C/07 | 52.64 | 12 | 21 | 20070118 | 20130117 |
| 2049386 | 33 C/07 | 52.64 | 12 | 19 | 20070118 | 20130117 |
| 2049387 | 33 C/07 | 52.64 | 12 | 20 | 20070118 | 20130117 |
| 2049389 | 33 C/07 | 52.74 | 1 | 35 | 20070118 | 20130117 |
| 2049390 | 33 C/07 | 52.73 | 2 | 34 | 20070118 | 20130117 |
| 2049391 | 33 C/07 | 52.72 | 3 | 33 | 20070118 | 20130117 |
| 2157231 | 33 C/02 | 53.04 | 1 | 33 | 20080602 | 20120601 |
| 2157232 | 33 C/02 | 52.99 | 6 | 22 | 20080602 | 20120601 |
| 2157233 | 33 C/02 | 52.98 | 7 | 22 | 20080602 | 20120601 |
| 2158255 | 33 C/02 | 53.04 | 1 | 15 | 20080604 | 20120603 |
| 2158256 | 33 C/02 | 53.04 | 1 | 16 | 20080604 | 20120603 |
| 2158257 | 33 C/02 | 53.04 | 1 | 17 | 20080604 | 20120603 |
| 2158258 | 33 C/02 | 53.04 | 1 | 18 | 20080604 | 20120603 |
| 2158259 | 33 C/02 | 53.03 | 2 | 15 | 20080604 | 20120603 |
| 2158260 | 33 C/02 | 53.03 | 2 | 16 | 20080604 | 20120603 |
| 2158261 | 33 C/02 | 53.03 | 2 | 17 | 20080604 | 20120603 |
| 2158262 | 33 C/02 | 53.03 | 2 | 18 | 20080604 | 20120603 |
| 2158263 | 33 C/02 | 53.02 | 3 | 17 | 20080604 | 20120603 |
| 2158264 | 33 C/02 | 53.02 | 3 | 18 | 20080604 | 20120603 |
| 2158265 | 33 C/02 | 53.02 | 3 | 19 | 20080604 | 20120603 |
| 2160709 | 33 C/02 | 53.03 | 2 | 33 | 20080612 | 20120611 |
| 2160710 | 33 C/02 | 53.00 | 5 | 22 | 20080612 | 20120611 |
| 2183104 | 33 C/02 | 52.94 | 11 | 32 | 20090504 | 20130503 |
| 2183105 | 33 C/02 | 52.94 | 11 | 33 | 20090504 | 20130503 |
| 2185684 | 33 C/02 | 52.85 | 20 | 25 | 20090727 | 20110726 |
| 2185685 | 33 C/02 | 52.85 | 20 | 26 | 20090727 | 20110726 |
| 2185686 | 33 C/02 | 52.85 | 20 | 27 | 20090727 | 20110726 |
| 2185687 | 33 C/02 | 52.85 | 20 | 28 | 20090727 | 20110726 |
| 2185688 | 33 C/02 | 52.85 | 20 | 29 | 20090727 | 20110726 |
| 2185689 | 33 C/02 | 52.85 | 20 | 30 | 20090727 | 20110726 |
| 2185690 | 33 C/02 | 52.84 | 21 | 26 | 20090727 | 20110726 |
| 2185691 | 33 C/02 | 52.84 | 21 | 27 | 20090727 | 20110726 |
| 2185692 | 33 C/02 | 52.84 | 21 | 28 | 20090727 | 20110726 |
| 2185693 | 33 C/02 | 52.84 | 21 | 29 | 20090727 | 20110726 |
| 2185694 | 33 C/02 | 52.84 | 21 | 30 | 20090727 | 20110726 |
| 2185695 | 33 C/02 | 52.83 | 22 | 26 | 20090727 | 20110726 |
| 2185696 | 33 C/02 | 52.83 | 22 | 27 | 20090727 | 20110726 |
| 2185697 | 33 C/02 | 52.83 | 22 | 28 | 20090727 | 20110726 |
| 2185698 | 33 C/02 | 52.83 | 22 | 29 | 20090727 | 20110726 |
| 2185699 | 33 C/02 | 52.83 | 22 | 30 | 20090727 | 20110726 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 2250545 | 33 C/01 | 52.83 | 22 | 5 | 20100920 | 20120919 |
| 2250546 | 33C/01 | 52.82 | 23 | 1 | 20100920 | 20120919 |
| 2250547 | 33C/01 | 52.82 | 23 | 5 | 20100920 | 20120919 |
| 2250548 | 33C/01 | 52.82 | 23 | 6 | 20100920 | 20120919 |
| 2250549 | 33C/01 | 52.82 | 23 | 7 | 20100920 | 20120919 |
| 2250550 | 33C/01 | 52.82 | 23 | 8 | 20100920 | 20120919 |
| 2250551 | 33C/01 | 52.81 | 24 | 1 | 20100920 | 20120919 |
| 2250552 | 33C/01 | 52.81 | 24 | 2 | 20100920 | 20120919 |
| 2250553 | 33C/01 | 52.81 | 24 | 3 | 20100920 | 20120919 |
| 2250554 | 33C/01 | 52.81 | 24 | 4 | 20100920 | 20120919 |
| 2250555 | 33C/01 | 52.81 | 24 | 5 | 20100920 | 20120919 |
| 2250556 | 33C/01 | 52.81 | 24 | 6 | 20100920 | 20120919 |
| 2250557 | 33C/01 | 52.81 | 24 | 7 | 20100920 | 20120919 |
| 2250558 | 33C/01 | 52.81 | 24 | 8 | 20100920 | 20120919 |
| 2250559 | 33C/01 | 52.80 | 25 | 1 | 20100920 | 20120919 |
| 2250560 | 33C/01 | 52.80 | 25 | 2 | 20100920 | 20120919 |
| 2250561 | 33C/01 | 52.80 | 25 | 3 | 20100920 | 20120919 |
| 2250562 | 33C/01 | 52.80 | 25 | 4 | 20100920 | 20120919 |
| 2250563 | 33C/01 | 52.80 | 25 | 5 | 20100920 | 20120919 |
| 2250564 | 33C/01 | 52.80 | 25 | 6 | 20100920 | 20120919 |
| 2250565 | 33C/01 | 52.79 | 26 | 1 | 20100920 | 20120919 |
| 2250566 | 33C/01 | 52.79 | 26 | 2 | 20100920 | 20120919 |
| 2250567 | 33C/01 | 52.79 | 26 | 3 | 20100920 | 20120919 |
| 2250568 | 33C/01 | 52.79 | 26 | 4 | 20100920 | 20120919 |
| 2250569 | 33C/01 | 52.79 | 26 | 5 | 20100920 | 20120919 |
| 2250570 | 33C/01 | 52.79 | 26 | 6 | 20100920 | 20120919 |
| 2250571 | 33C/01 | 52.78 | 27 | 1 | 20100920 | 20120919 |
| 2250572 | 33C/01 | 52.78 | 27 | 2 | 20100920 | 20120919 |
| 2250573 | 33C/01 | 52.78 | 27 | 3 | 20100920 | 20120919 |
| 2250574 | 33C/01 | 52.78 | 27 | 4 | 20100920 | 20120919 |
| 2250575 | 33C/01 | 52.78 | 27 | 5 | 20100920 | 20120919 |
| 2250576 | 33C/01 | 52.78 | 27 | 6 | 20100920 | 20120919 |
| 2250577 | 33C/01 | 52.77 | 28 | 1 | 20100920 | 20120919 |
| 2250578 | 33C/01 | 52.77 | 28 | 2 | 20100920 | 20120919 |
| 2250579 | 33C/01 | 52.77 | 28 | 3 | 20100920 | 20120919 |
| 2250580 | 33C/02 | 52.82 | 23 | 55 | 20100920 | 20120919 |
| 2250581 | 33C/02 | 52.82 | 23 | 56 | 20100920 | 20120919 |
| 2250582 | 33C/02 | 52.82 | 23 | 57 | 20100920 | 20120919 |
| 2250583 | 33C/02 | 52.82 | 23 | 58 | 20100920 | 20120919 |
| 2250584 | 33C/02 | 52.82 | 23 | 59 | 20100920 | 20120919 |
| 2250585 | 33C/02 | 52.82 | 23 | 60 | 20100920 | 20120919 |
| 2250586 | 33C/02 | 52.81 | 24 | 55 | 20100920 | 20120919 |
| 2250587 | 33C/02 | 52.81 | 24 | 55 | 20100920 | 20120919 |
| 2250588 | 33C/02 | 52.81 | 24 | 57 | 20100920 | 20120919 |
| 2250589 | 33C/02 | 52.81 | 24 | 58 | 20100920 | 20120919 |
| 2250590 | 33C/02 | 52.81 | 24 | 59 | 20100920 | 20120919 |
| 2250591 | 33C/02 | 52.81 | 24 | 60 | 20100920 | 20120919 |
| 2250592 | 33C/02 | 52.80 | 25 | 55 | 20100920 | 20120919 |
| 2250593 | 33C/02 | 52.80 | 25 | 56 | 20100920 | 20120919 |
| 2250594 | 33C/02 | 52.80 | 25 | 57 | 20100920 | 20120919 |
| 2250595 | 33C/02 | 52.80 | 25 | 58 | 20100920 | 20120919 |
| 2250596 | 33C/02 | 52.80 | 25 | 59 | 20100920 | 20120919 |
| 2250597 | 33C/02 | 52.80 | 25 | 60 | 20100920 | 20120919 |
| 2250598 | 33C/02 | 52.79 | 26 | 52 | 20100920 | 20120919 |
| 2250599 | 33C/02 | 52.79 | 26 | 53 | 20100920 | 20120919 |
| 2250600 | 33C/02 | 52.79 | 26 | 54 | 20100920 | 20120919 |
| 2250601 | 33C/02 | 52.79 | 26 | 55 | 20100920 | 20120919 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 2250602 | 33C/02 | 52.79 | 26 | 56 | 20100920 | 20120919 |
| 2250603 | 33C/02 | 52.79 | 26 | 57 | 20100920 | 20120919 |
| 2250604 | 33C/02 | 52.79 | 26 | 58 | 20100920 | 20120919 |
| 2250605 | 33C/02 | 52.79 | 26 | 59 | 20100920 | 20120919 |
| 2250606 | 33C/02 | 52.79 | 26 | 60 | 20100920 | 20120919 |
| 2250607 | 33C/02 | 52.78 | 27 | 51 | 20100920 | 20120919 |
| 2250608 | 33C/02 | 52.78 | 27 | 52 | 20100920 | 20120919 |
| 2250609 | 33C/02 | 52.78 | 27 | 53 | 20100920 | 20120919 |
| 2250610 | 33C/02 | 52.78 | 27 | 60 | 20100920 | 20120919 |
| 47185 | 33 C/02 | 52.86 | 19 | 25 | 20041201 | 20121130 |
| 47186 | 33 C/02 | 52.86 | 19 | 26 | 20041201 | 20121130 |
| 47187 | 33 C/02 | 52.86 | 19 | 27 | 20041201 | 20121130 |
| 47188 | 33 C/02 | 52.86 | 19 | 28 | 20041201 | 20121130 |
| 47189 | 33 C/02 | 52.86 | 19 | 29 | 20041201 | 20121130 |
| 47190 | 33 C/02 | 52.86 | 19 | 30 | 20041201 | 20121130 |
| 47191 | 33 C/02 | 52.87 | 18 | 25 | 20041201 | 20121130 |
| 47192 | 33 C/02 | 52.87 | 18 | 26 | 20041201 | 20121130 |
| 47193 | 33 C/02 | 52.87 | 18 | 27 | 20041201 | 20121130 |
| 47194 | 33 C/02 | 52.87 | 18 | 28 | 20041201 | 20121130 |
| 47195 | 33 C/02 | 52.87 | 18 | 29 | 20041201 | 20121130 |
| 47196 | 33 C/02 | 52.87 | 18 | 30 | 20041201 | 20121130 |
| 47197 | 33 C/02 | 52.87 | 18 | 31 | 20041201 | 20121130 |
| 47198 | 33 C/02 | 52.87 | 18 | 32 | 20041201 | 20121130 |
| 47199 | 33 C/02 | 52.87 | 18 | 33 | 20041201 | 20121130 |
| 47200 | 33 C/02 | 52.88 | 17 | 25 | 20041201 | 20121130 |
| 47201 | 33 C/02 | 52.88 | 17 | 26 | 20041201 | 20121130 |
| 47202 | 33 C/02 | 52.88 | 17 | 27 | 20041201 | 20121130 |
| 47203 | 33 C/02 | 52.88 | 17 | 28 | 20041201 | 20121130 |
| 47204 | 33 C/02 | 52.88 | 17 | 29 | 20041201 | 20121130 |
| 47205 | 33 C/02 | 52.88 | 17 | 30 | 20041201 | 20121130 |
| 47206 | 33 C/02 | 52.88 | 17 | 31 | 20041201 | 20121130 |
| 47207 | 33 C/02 | 52.89 | 16 | 25 | 20041201 | 20121130 |
| 47208 | 33 C/02 | 52.89 | 16 | 26 | 20041201 | 20121130 |
| 47209 | 33 C/02 | 52.89 | 16 | 27 | 20041201 | 20121130 |
| 47210 | 33 C/02 | 52.89 | 16 | 28 | 20041201 | 20121130 |
| 47211 | 33 C/02 | 52.89 | 16 | 29 | 20041201 | 20121130 |
| 47212 | 33 C/02 | 52.89 | 16 | 30 | 20041201 | 20121130 |
| 47213 | 33 C/02 | 52.89 | 16 | 31 | 20041201 | 20121130 |
| 47214 | 33 C/02 | 52.90 | 15 | 20 | 20041201 | 20121130 |
| 47215 | 33 C/02 | 52.90 | 15 | 21 | 20041201 | 20121130 |
| 47216 | 33 C/02 | 52.90 | 15 | 22 | 20041201 | 20121130 |
| 47217 | 33 C/02 | 52.90 | 15 | 23 | 20041201 | 20121130 |
| 47218 | 33 C/02 | 52.90 | 15 | 24 | 20041201 | 20121130 |
| 47219 | 33 C/02 | 52.90 | 15 | 25 | 20041201 | 20121130 |
| 47220 | 33 C/02 | 52.90 | 15 | 26 | 20041201 | 20121130 |
| 47221 | 33 C/02 | 52.90 | 15 | 27 | 20041201 | 20121130 |
| 47222 | 33 C/02 | 52.90 | 15 | 28 | 20041201 | 20121130 |
| 47223 | 33 C/02 | 52.90 | 15 | 29 | 20041201 | 20121130 |
| 47224 | 33 C/02 | 52.91 | 14 | 20 | 20041201 | 20121130 |
| 47225 | 33 C/02 | 52.91 | 14 | 21 | 20041201 | 20121130 |
| 47226 | 33 C/02 | 52.91 | 14 | 22 | 20041201 | 20121130 |
| 47227 | 33 C/02 | 52.91 | 14 | 23 | 20041201 | 20121130 |
| 47228 | 33 C/02 | 52.91 | 14 | 24 | 20041201 | 20121130 |
| 47229 | 33 C/02 | 52.91 | 14 | 25 | 20041201 | 20121130 |
| 47230 | 33 C/02 | 52.91 | 14 | 26 | 20041201 | 20121130 |
| 47231 | 33 C/02 | 52.91 | 14 | 27 | 20041201 | 20121130 |
| 47232 | 33 C/02 | 52.91 | 14 | 28 | 20041201 | 20121130 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 47233 | 33 C/02 | 52.91 | 14 | 29 | 20041201 | 20121130 |
| 47234 | 33 C/02 | 52.92 | 13 | 20 | 20041201 | 20121130 |
| 47235 | 33 C/02 | 52.92 | 13 | 21 | 20041201 | 20121130 |
| 47236 | 33 C/02 | 52.92 | 13 | 22 | 20041201 | 20121130 |
| 47237 | 33 C/02 | 52.92 | 13 | 23 | 20041201 | 20121130 |
| 47238 | 33 C/02 | 52.92 | 13 | 24 | 20041201 | 20121130 |
| 47239 | 33 C/02 | 52.92 | 13 | 25 | 20041201 | 20121130 |
| 47240 | 33 C/02 | 52.92 | 13 | 26 | 20041201 | 20121130 |
| 47241 | 33 C/02 | 52.92 | 13 | 27 | 20041201 | 20121130 |
| 47242 | 33 C/02 | 52.92 | 13 | 28 | 20041201 | 20121130 |
| 47243 | 33 C/02 | 52.92 | 13 | 29 | 20041201 | 20121130 |
| 47244 | 33 C/02 | 52.93 | 12 | 20 | 20041201 | 20121130 |
| 47245 | 33 C/02 | 52.93 | 12 | 21 | 20041201 | 20121130 |
| 47246 | 33 C/02 | 52.93 | 12 | 22 | 20041201 | 20121130 |
| 47247 | 33 C/02 | 52.93 | 12 | 23 | 20041201 | 20121130 |
| 47248 | 33 C/02 | 52.93 | 12 | 24 | 20041201 | 20121130 |
| 47249 | 33 C/02 | 52.93 | 12 | 25 | 20041201 | 20121130 |
| 47250 | 33 C/02 | 52.93 | 12 | 26 | 20041201 | 20121130 |
| 47251 | 33 C/02 | 52.93 | 12 | 27 | 20041201 | 20121130 |
| 47252 | 33 C/02 | 52.93 | 12 | 28 | 20041201 | 20121130 |
| 47253 | 33 C/02 | 52.93 | 12 | 29 | 20041201 | 20121130 |
| 47254 | 33 C/02 | 52.94 | 11 | 20 | 20041201 | 20121130 |
| 47255 | 33 C/02 | 52.94 | 11 | 21 | 20041201 | 20121130 |
| 47256 | 33 C/02 | 52.94 | 11 | 22 | 20041201 | 20121130 |
| 47257 | 33 C/02 | 52.94 | 11 | 23 | 20041201 | 20121130 |
| 47258 | 33 C/02 | 52.94 | 11 | 24 | 20041201 | 20121130 |
| 47259 | 33 C/02 | 52.94 | 11 | 25 | 20041201 | 20121130 |
| 47260 | 33 C/02 | 52.94 | 11 | 26 | 20041201 | 20121130 |
| 47261 | 33 C/02 | 52.94 | 11 | 27 | 20041201 | 20121130 |
| 47262 | 33 C/02 | 52.94 | 11 | 28 | 20041201 | 20121130 |
| 47263 | 33 C/02 | 52.94 | 11 | 29 | 20041201 | 20121130 |
| 47264 | 33 C/02 | 52.94 | 11 | 30 | 20041201 | 20121130 |
| 47265 | 33 C/02 | 52.94 | 11 | 31 | 20041201 | 20121130 |
| 47266 | 33 C/02 | 52.95 | 10 | 20 | 20041201 | 20121130 |
| 47267 | 33 C/02 | 52.95 | 10 | 21 | 20041201 | 20121130 |
| 47268 | 33 C/02 | 52.95 | 10 | 22 | 20041201 | 20121130 |
| 47269 | 33 C/02 | 52.95 | 10 | 23 | 20041201 | 20121130 |
| 47270 | 33 C/02 | 52.95 | 10 | 24 | 20041201 | 20121130 |
| 47271 | 33 C/02 | 52.95 | 10 | 25 | 20041201 | 20121130 |
| 47272 | 33 C/02 | 52.95 | 10 | 26 | 20041201 | 20121130 |
| 47273 | 33 C/02 | 52.95 | 10 | 27 | 20041201 | 20121130 |
| 47274 | 33 C/02 | 52.95 | 10 | 28 | 20041201 | 20121130 |
| 47275 | 33 C/02 | 52.95 | 10 | 29 | 20041201 | 20121130 |
| 47276 | 33 C/02 | 52.95 | 10 | 30 | 20041201 | 20121130 |
| 47277 | 33 C/02 | 52.95 | 10 | 31 | 20041201 | 20121130 |
| 47278 | 33 C/02 | 52.96 | 9 | 20 | 20041201 | 20121130 |
| 47279 | 33 C/02 | 52.96 | 9 | 21 | 20041201 | 20121130 |
| 47280 | 33 C/02 | 52.96 | 9 | 22 | 20041201 | 20121130 |
| 47281 | 33 C/02 | 52.96 | 9 | 23 | 20041201 | 20121130 |
| 47282 | 33 C/02 | 52.96 | 9 | 24 | 20041201 | 20121130 |
| 47283 | 33 C/02 | 52.96 | 9 | 25 | 20041201 | 20121130 |
| 47284 | 33 C/02 | 52.96 | 9 | 26 | 20041201 | 20121130 |
| 47285 | 33 C/02 | 52.96 | 9 | 27 | 20041201 | 20121130 |
| 47286 | 33 C/02 | 52.96 | 9 | 28 | 20041201 | 20121130 |
| 47287 | 33 C/02 | 52.96 | 9 | 29 | 20041201 | 20121130 |
| 47288 | 33 C/02 | 52.96 | 9 | 30 | 20041201 | 20121130 |
| 47289 | 33 C/02 | 52.96 | 9 | 31 | 20041201 | 20121130 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 47290 | 33 C/02 | 52.97 | 8 | 20 | 20041201 | 20121130 |
| 47291 | 33 C/02 | 52.97 | 8 | 21 | 20041201 | 20121130 |
| 47292 | 33 C/02 | 52.97 | 8 | 22 | 20041201 | 20121130 |
| 47293 | 33 C/02 | 52.97 | 8 | 23 | 20041201 | 20121130 |
| 47294 | 33 C/02 | 52.97 | 8 | 24 | 20041201 | 20121130 |
| 47295 | 33 C/02 | 52.97 | 8 | 25 | 20041201 | 20121130 |
| 47296 | 33 C/02 | 52.97 | 8 | 26 | 20041201 | 20121130 |
| 47297 | 33 C/02 | 52.97 | 8 | 27 | 20041201 | 20121130 |
| 47298 | 33 C/02 | 52.97 | 8 | 28 | 20041201 | 20121130 |
| 47299 | 33 C/02 | 52.97 | 8 | 29 | 20041201 | 20121130 |
| 47300 | 33 C/02 | 52.97 | 8 | 30 | 20041201 | 20121130 |
| 47301 | 33 C/02 | 52.97 | 8 | 31 | 20041201 | 20121130 |
| 47302 | 33 C/02 | 52.98 | 7 | 23 | 20041201 | 20121130 |
| 47303 | 33 C/02 | 52.98 | 7 | 24 | 20041201 | 20121130 |
| 47304 | 33 C/02 | 52.98 | 7 | 25 | 20041201 | 20121130 |
| 47305 | 33 C/02 | 52.98 | 7 | 26 | 20041201 | 20121130 |
| 47306 | 33 C/02 | 52.98 | 7 | 27 | 20041201 | 20121130 |
| 47307 | 33 C/02 | 52.98 | 7 | 28 | 20041201 | 20121130 |
| 47308 | 33 C/02 | 52.98 | 7 | 29 | 20041201 | 20121130 |
| 47309 | 33 C/02 | 52.98 | 7 | 30 | 20041201 | 20121130 |
| 47310 | 33 C/02 | 52.98 | 7 | 31 | 20041201 | 20121130 |
| 47311 | 33 C/02 | 52.99 | 6 | 23 | 20041201 | 20121130 |
| 47312 | 33 C/02 | 52.99 | 6 | 24 | 20041201 | 20121130 |
| 47313 | 33 C/02 | 52.99 | 6 | 25 | 20041201 | 20121130 |
| 47314 | 33 C/02 | 52.99 | 6 | 26 | 20041201 | 20121130 |
| 47315 | 33 C/02 | 52.99 | 6 | 27 | 20041201 | 20121130 |
| 47316 | 33 C/02 | 52.99 | 6 | 28 | 20041201 | 20121130 |
| 47317 | 33 C/02 | 52.99 | 6 | 29 | 20041201 | 20121130 |
| 47318 | 33 C/02 | 52.99 | 6 | 30 | 20041201 | 20121130 |
| 47319 | 33 C/02 | 52.99 | 6 | 31 | 20041201 | 20121130 |
| 47320 | 33 C/02 | 53.00 | 5 | 27 | 20041201 | 20121130 |
| 47321 | 33 C/02 | 53.00 | 5 | 28 | 20041201 | 20121130 |
| 47322 | 33 C/02 | 53.00 | 5 | 29 | 20041201 | 20121130 |
| 47323 | 33 C/02 | 53.00 | 5 | 30 | 20041201 | 20121130 |
| 47324 | 33 C/02 | 53.00 | 5 | 31 | 20041201 | 20121130 |
| 47325 | 33 C/02 | 53.01 | 4 | 27 | 20041201 | 20121130 |
| 47326 | 33 C/02 | 53.01 | 4 | 28 | 20041201 | 20121130 |
| 47327 | 33 C/02 | 53.01 | 4 | 29 | 20041201 | 20121130 |
| 47328 | 33 C/02 | 53.01 | 4 | 30 | 20041201 | 20121130 |
| 47329 | 33 C/02 | 53.01 | 4 | 31 | 20041201 | 20121130 |
| 47330 | 33 C/02 | 53.02 | 3 | 27 | 20041201 | 20121130 |
| 47331 | 33 C/02 | 53.02 | 3 | 28 | 20041201 | 20121130 |
| 47332 | 33 C/02 | 53.02 | 3 | 29 | 20041201 | 20121130 |
| 47333 | 33 C/02 | 53.02 | 3 | 30 | 20041201 | 20121130 |
| 47334 | 33 C/02 | 53.02 | 3 | 31 | 20041201 | 20121130 |
| 47414 | 33 C/02 | 52.86 | 19 | 31 | 20041201 | 20121130 |
| 47415 | 33 C/02 | 52.86 | 19 | 32 | 20041201 | 20121130 |
| 47416 | 33 C/02 | 52.86 | 19 | 33 | 20041201 | 20121130 |
| 47417 | 33 C/02 | 52.86 | 19 | 34 | 20041201 | 20121130 |
| 47418 | 33 C/02 | 52.86 | 19 | 35 | 20041201 | 20121130 |
| 52963 | 33 C/02 | 52.83 | 22 | 33 | 20050202 | 20130201 |
| 52964 | 33 C/02 | 52.83 | 22 | 34 | 20050202 | 20130201 |
| 52965 | 33 C/02 | 52.83 | 22 | 35 | 20050202 | 20130201 |
| 52966 | 33 C/02 | 52.83 | 22 | 36 | 20050202 | 20130201 |
| 52967 | 33 C/02 | 52.83 | 22 | 37 | 20050202 | 20130201 |
| 52968 | 33 C/02 | 52.83 | 22 | 38 | 20050202 | 20130201 |
| 52969 | 33 C/02 | 52.83 | 22 | 39 | 20050202 | 20130201 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 52970 | 33 C/02 | 52.83 | 22 | 40 | 20050202 | 20130201 |
| 52971 | 33 C/02 | 52.83 | 22 | 41 | 20050202 | 20130201 |
| 52972 | 33 C/02 | 52.83 | 22 | 42 | 20050202 | 20130201 |
| 52973 | 33 C/02 | 52.83 | 22 | 43 | 20050202 | 20130201 |
| 52976 | 33 C/02 | 52.83 | 22 | 46 | 20050202 | 20130201 |
| 52977 | 33 C/02 | 52.84 | 21 | 31 | 20050202 | 20130201 |
| 52978 | 33 C/02 | 52.84 | 21 | 32 | 20050202 | 20130201 |
| 52979 | 33 C/02 | 52.84 | 21 | 33 | 20050202 | 20130201 |
| 52980 | 33 C/02 | 52.84 | 21 | 34 | 20050202 | 20130201 |
| 52981 | 33 C/02 | 52.84 | 21 | 35 | 20050202 | 20130201 |
| 52982 | 33 C/02 | 52.84 | 21 | 36 | 20050202 | 20130201 |
| 52983 | 33 C/02 | 52.84 | 21 | 37 | 20050202 | 20130201 |
| 52984 | 33 C/02 | 52.84 | 21 | 38 | 20050202 | 20130201 |
| 52985 | 33 C/02 | 52.84 | 21 | 39 | 20050202 | 20130201 |
| 52986 | 33 C/02 | 52.84 | 21 | 44 | 20050202 | 20130201 |
| 52987 | 33 C/02 | 52.84 | 21 | 45 | 20050202 | 20130201 |
| 52989 | 33 C/02 | 52.85 | 20 | 31 | 20050202 | 20130201 |
| 52990 | 33 C/02 | 52.85 | 20 | 32 | 20050202 | 20130201 |
| 52991 | 33 C/02 | 52.85 | 20 | 33 | 20050202 | 20130201 |
| 52992 | 33 C/02 | 52.85 | 20 | 34 | 20050202 | 20130201 |
| 52993 | 33 C/02 | 52.85 | 20 | 35 | 20050202 | 20130201 |
| 52994 | 33 C/02 | 52.85 | 20 | 36 | 20050202 | 20130201 |
| 52995 | 33 C/02 | 52.85 | 20 | 37 | 20050202 | 20130201 |
| 52996 | 33 C/02 | 52.85 | 20 | 45 | 20050202 | 20130201 |
| 52997 | 33 C/02 | 52.85 | 20 | 46 | 20050202 | 20130201 |
| 52998 | 33 C/02 | 52.76 | 30 | 24 | 20050202 | 20130201 |
| 52999 | 33 C/02 | 52.76 | 30 | 25 | 20050202 | 20130201 |
| 53000 | 33 C/02 | 52.75 | 30 | 26 | 20050202 | 20130201 |
| 53001 | 33 C/02 | 52.75 | 30 | 27 | 20050202 | 20130201 |
| 53002 | 33 C/02 | 52.75 | 30 | 28 | 20050202 | 20130201 |
| 53003 | 33 C/02 | 52.75 | 30 | 29 | 20050202 | 20130201 |
| 53004 | 33 C/02 | 52.75 | 30 | 30 | 20050202 | 20130201 |
| 53005 | 33 C/02 | 52.75 | 30 | 31 | 20050202 | 20130201 |
| 53006 | 33 C/02 | 52.75 | 30 | 32 | 20050202 | 20130201 |
| 53007 | 33 C/02 | 52.75 | 30 | 33 | 20050202 | 20130201 |
| 53010 | 33 C/02 | 52.75 | 30 | 36 | 20050202 | 20130201 |
| 53011 | 33 C/02 | 52.75 | 30 | 37 | 20050202 | 20130201 |
| 53012 | 33 C/02 | 52.75 | 30 | 38 | 20050202 | 20130201 |
| 53013 | 33 C/02 | 52.75 | 30 | 39 | 20050202 | 20130201 |
| 53014 | 33 C/02 | 52.75 | 30 | 40 | 20050202 | 20130201 |
| 53015 | 33 C/02 | 52.75 | 30 | 41 | 20050202 | 20130201 |
| 53016 | 33 C/02 | 52.75 | 30 | 42 | 20050202 | 20130201 |
| 53017 | 33 C/02 | 52.75 | 30 | 43 | 20050202 | 20130201 |
| 53018 | 33 C/02 | 52.75 | 30 | 44 | 20050202 | 20130201 |
| 53019 | 33 C/02 | 52.75 | 30 | 45 | 20050202 | 20130201 |
| 53020 | 33 C/02 | 52.75 | 30 | 46 | 20050202 | 20130201 |
| 53021 | 33 C/02 | 52.77 | 29 | 24 | 20050202 | 20130201 |
| 53022 | 33 C/02 | 52.76 | 29 | 25 | 20050202 | 20130201 |
| 53023 | 33 C/02 | 52.76 | 29 | 26 | 20050202 | 20130201 |
| 53024 | 33 C/02 | 52.76 | 29 | 27 | 20050202 | 20130201 |
| 53025 | 33 C/02 | 52.76 | 29 | 28 | 20050202 | 20130201 |
| 53026 | 33 C/02 | 52.76 | 29 | 29 | 20050202 | 20130201 |
| 53027 | 33 C/02 | 52.76 | 29 | 30 | 20050202 | 20130201 |
| 53028 | 33 C/02 | 52.76 | 29 | 31 | 20050202 | 20130201 |
| 53029 | 33 C/02 | 52.76 | 29 | 32 | 20050202 | 20130201 |
| 53030 | 33 C/02 | 52.76 | 29 | 33 | 20050202 | 20130201 |
| 53031 | 33 C/02 | 52.76 | 29 | 34 | 20050202 | 20130201 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 53034 | 33 C/02 | 52.76 | 29 | 37 | 20050202 | 20130201 |
| 53035 | 33 C/02 | 52.76 | 29 | 38 | 20050202 | 20130201 |
| 53036 | 33 C/02 | 52.76 | 29 | 39 | 20050202 | 20130201 |
| 53037 | 33 C/02 | 52.76 | 29 | 40 | 20050202 | 20130201 |
| 53038 | 33 C/02 | 52.76 | 29 | 41 | 20050202 | 20130201 |
| 53039 | 33 C/02 | 52.76 | 29 | 42 | 20050202 | 20130201 |
| 53040 | 33 C/02 | 52.76 | 29 | 43 | 20050202 | 20130201 |
| 53041 | 33 C/02 | 52.76 | 29 | 44 | 20050202 | 20130201 |
| 53042 | 33 C/02 | 52.76 | 29 | 45 | 20050202 | 20130201 |
| 53043 | 33 C/02 | 52.76 | 29 | 46 | 20050202 | 20130201 |
| 53044 | 33 C/02 | 52.77 | 28 | 31 | 20050202 | 20130201 |
| 53045 | 33 C/02 | 52.77 | 28 | 32 | 20050202 | 20130201 |
| 53046 | 33 C/02 | 52.77 | 28 | 33 | 20050202 | 20130201 |
| 53047 | 33 C/02 | 52.77 | 28 | 34 | 20050202 | 20130201 |
| 53048 | 33 C/02 | 52.77 | 28 | 35 | 20050202 | 20130201 |
| 53049 | 33 C/02 | 52.77 | 28 | 36 | 20050202 | 20130201 |
| 53051 | 33 C/02 | 52.77 | 28 | 38 | 20050202 | 20130201 |
| 53052 | 33 C/02 | 52.77 | 28 | 39 | 20050202 | 20130201 |
| 53053 | 33 C/02 | 52.77 | 28 | 40 | 20050202 | 20130201 |
| 53054 | 33 C/02 | 52.77 | 28 | 41 | 20050202 | 20130201 |
| 53055 | 33 C/02 | 52.77 | 28 | 42 | 20050202 | 20130201 |
| 53056 | 33 C/02 | 52.77 | 28 | 43 | 20050202 | 20130201 |
| 53057 | 33 C/02 | 52.77 | 28 | 44 | 20050202 | 20130201 |
| 53058 | 33 C/02 | 52.77 | 28 | 45 | 20050202 | 20130201 |
| 53059 | 33 C/02 | 52.77 | 28 | 46 | 20050202 | 20130201 |
| 53061 | 33 C/02 | 52.78 | 27 | 39 | 20050202 | 20130201 |
| 53062 | 33 C/02 | 52.78 | 27 | 40 | 20050202 | 20130201 |
| 53063 | 33 C/02 | 52.78 | 27 | 41 | 20050202 | 20130201 |
| 53064 | 33 C/02 | 52.78 | 27 | 42 | 20050202 | 20130201 |
| 53065 | 33 C/02 | 52.78 | 27 | 43 | 20050202 | 20130201 |
| 53066 | 33 C/02 | 52.78 | 27 | 44 | 20050202 | 20130201 |
| 53067 | 33 C/02 | 52.78 | 27 | 45 | 20050202 | 20130201 |
| 53068 | 33 C/02 | 52.78 | 27 | 46 | 20050202 | 20130201 |
| 53069 | 33 C/02 | 52.80 | 25 | 31 | 20050202 | 20130201 |
| 53070 | 33 C/02 | 52.80 | 25 | 32 | 20050202 | 20130201 |
| 53071 | 33 C/02 | 52.80 | 25 | 33 | 20050202 | 20130201 |
| 53072 | 33 C/02 | 52.80 | 25 | 34 | 20050202 | 20130201 |
| 53073 | 33 C/02 | 52.81 | 24 | 31 | 20050202 | 20130201 |
| 53074 | 33 C/02 | 52.81 | 24 | 32 | 20050202 | 20130201 |
| 53075 | 33 C/02 | 52.81 | 24 | 33 | 20050202 | 20130201 |
| 53076 | 33 C/02 | 52.81 | 24 | 34 | 20050202 | 20130201 |
| 53077 | 33 C/02 | 52.81 | 24 | 35 | 20050202 | 20130201 |
| 53078 | 33 C/02 | 52.81 | 24 | 36 | 20050202 | 20130201 |
| 53079 | 33 C/02 | 52.81 | 24 | 37 | 20050202 | 20130201 |
| 53080 | 33 C/02 | 52.82 | 23 | 31 | 20050202 | 20130201 |
| 53081 | 33 C/02 | 52.82 | 23 | 32 | 20050202 | 20130201 |
| 53082 | 33 C/02 | 52.82 | 23 | 33 | 20050202 | 20130201 |
| 53083 | 33 C/02 | 52.82 | 23 | 34 | 20050202 | 20130201 |
| 53084 | 33 C/02 | 52.82 | 23 | 35 | 20050202 | 20130201 |
| 53085 | 33 C/02 | 52.82 | 23 | 36 | 20050202 | 20130201 |
| 53086 | 33 C/02 | 52.82 | 23 | 37 | 20050202 | 20130201 |
| 53087 | 33 C/02 | 52.82 | 23 | 38 | 20050202 | 20130201 |
| 53088 | 33 C/02 | 52.82 | 23 | 39 | 20050202 | 20130201 |
| 53089 | 33 C/02 | 52.82 | 23 | 40 | 20050202 | 20130201 |
| 53090 | 33 C/02 | 52.82 | 23 | 41 | 20050202 | 20130201 |
| 53091 | 33 C/02 | 52.82 | 23 | 42 | 20050202 | 20130201 |
| 53093 | 33 C/02 | 52.82 | 23 | 44 | 20050202 | 20130201 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 53094 | 33 C/02 | 52.82 | 23 | 45 | 20050202 | 20130201 |
| 53095 | 33 C/02 | 52.82 | 23 | 46 | 20050202 | 20130201 |
| 53096 | 33 C/02 | 52.83 | 22 | 31 | 20050202 | 20130201 |
| 53097 | 33 C/02 | 52.83 | 22 | 32 | 20050202 | 20130201 |
| 53209 | 33 C/07 | 52.75 | 1 | 23 | 20050209 | 20130208 |
| 53210 | 33 C/07 | 52.75 | 1 | 24 | 20050209 | 20130208 |
| 53211 | 33 C/07 | 52.75 | 1 | 25 | 20050209 | 20130208 |
| 53212 | 33 C/07 | 52.75 | 1 | 26 | 20050209 | 20130208 |
| 53213 | 33 C/07 | 52.74 | 1 | 27 | 20050209 | 20130208 |
| 53214 | 33 C/07 | 52.74 | 1 | 28 | 20050209 | 20130208 |
| 53215 | 33 C/07 | 52.74 | 1 | 29 | 20050209 | 20130208 |
| 53216 | 33 C/07 | 52.74 | 1 | 30 | 20050209 | 20130208 |
| 53217 | 33 C/07 | 52.74 | 2 | 20 | 20050209 | 20130208 |
| 53218 | 33 C/07 | 52.74 | 2 | 21 | 20050209 | 20130208 |
| 53219 | 33 C/07 | 52.74 | 2 | 22 | 20050209 | 20130208 |
| 53220 | 33 C/07 | 52.74 | 2 | 23 | 20050209 | 20130208 |
| 53221 | 33 C/07 | 52.74 | 2 | 24 | 20050209 | 20130208 |
| 53222 | 33 C/07 | 52.74 | 2 | 25 | 20050209 | 20130208 |
| 53223 | 33 C/07 | 52.74 | 2 | 26 | 20050209 | 20130208 |
| 53224 | 33 C/07 | 52.74 | 2 | 27 | 20050209 | 20130208 |
| 53225 | 33 C/07 | 52.74 | 2 | 28 | 20050209 | 20130208 |
| 53226 | 33 C/07 | 52.73 | 2 | 29 | 20050209 | 20130208 |
| 53227 | 33 C/07 | 52.73 | 2 | 30 | 20050209 | 20130208 |
| 53228 | 33 C/07 | 52.73 | 3 | 18 | 20050209 | 20130208 |
| 53229 | 33 C/07 | 52.73 | 3 | 19 | 20050209 | 20130208 |
| 53230 | 33 C/07 | 52.73 | 3 | 20 | 20050209 | 20130208 |
| 53231 | 33 C/07 | 52.73 | 3 | 21 | 20050209 | 20130208 |
| 53232 | 33 C/07 | 52.73 | 3 | 22 | 20050209 | 20130208 |
| 53233 | 33 C/07 | 52.73 | 3 | 23 | 20050209 | 20130208 |
| 53234 | 33 C/07 | 52.73 | 3 | 24 | 20050209 | 20130208 |
| 53235 | 33 C/07 | 52.73 | 3 | 25 | 20050209 | 20130208 |
| 53236 | 33 C/07 | 52.73 | 3 | 26 | 20050209 | 20130208 |
| 53237 | 33 C/07 | 52.73 | 3 | 27 | 20050209 | 20130208 |
| 53238 | 33 C/07 | 52.73 | 3 | 28 | 20050209 | 20130208 |
| 53239 | 33 C/07 | 52.73 | 3 | 29 | 20050209 | 20130208 |
| 53240 | 33 C/07 | 52.72 | 3 | 30 | 20050209 | 20130208 |
| 53241 | 33 C/07 | 52.72 | 4 | 18 | 20050209 | 20130208 |
| 53242 | 33 C/07 | 52.72 | 4 | 19 | 20050209 | 20130208 |
| 53243 | 33 C/07 | 52.72 | 4 | 20 | 20050209 | 20130208 |
| 53244 | 33 C/07 | 52.72 | 4 | 21 | 20050209 | 20130208 |
| 53245 | 33 C/07 | 52.72 | 4 | 22 | 20050209 | 20130208 |
| 53246 | 33 C/07 | 52.72 | 4 | 23 | 20050209 | 20130208 |
| 53247 | 33 C/07 | 52.72 | 4 | 24 | 20050209 | 20130208 |
| 53248 | 33 C/07 | 52.72 | 4 | 25 | 20050209 | 20130208 |
| 53249 | 33 C/07 | 52.72 | 4 | 26 | 20050209 | 20130208 |
| 53250 | 33 C/07 | 52.72 | 4 | 27 | 20050209 | 20130208 |
| 53251 | 33 C/07 | 52.72 | 4 | 28 | 20050209 | 20130208 |
| 53252 | 33 C/07 | 52.71 | 5 | 18 | 20050209 | 20130208 |
| 53253 | 33 C/07 | 52.71 | 5 | 19 | 20050209 | 20130208 |
| 53254 | 33 C/07 | 52.71 | 5 | 20 | 20050209 | 20130208 |
| 53255 | 33 C/07 | 52.71 | 5 | 21 | 20050209 | 20130208 |
| 53256 | 33 C/07 | 52.71 | 5 | 22 | 20050209 | 20130208 |
| 53257 | 33 C/07 | 52.71 | 5 | 23 | 20050209 | 20130208 |
| 53258 | 33 C/07 | 52.71 | 5 | 24 | 20050209 | 20130208 |
| 53259 | 33 C/07 | 52.71 | 5 | 25 | 20050209 | 20130208 |
| 53260 | 33 C/07 | 52.71 | 5 | 26 | 20050209 | 20130208 |
| 53261 | 33 C/07 | 52.70 | 6 | 18 | 20050209 | 20130208 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 53262 | 33 C/07 | 52.70 | 6 | 19 | 20050209 | 20130208 |
| 53263 | 33 C/07 | 52.70 | 6 | 20 | 20050209 | 20130208 |
| 53264 | 33 C/07 | 52.70 | 6 | 21 | 20050209 | 20130208 |
| 53265 | 33 C/07 | 52.70 | 6 | 22 | 20050209 | 20130208 |
| 53266 | 33 C/07 | 52.70 | 6 | 23 | 20050209 | 20130208 |
| 53267 | 33 C/07 | 52.70 | 6 | 24 | 20050209 | 20130208 |
| 53268 | 33 C/07 | 52.70 | 6 | 25 | 20050209 | 20130208 |
| 53269 | 33 C/07 | 52.69 | 7 | 18 | 20050209 | 20130208 |
| 53270 | 33 C/07 | 52.69 | 7 | 19 | 20050209 | 20130208 |
| 53271 | 33 C/07 | 52.69 | 7 | 20 | 20050209 | 20130208 |
| 53272 | 33 C/07 | 52.69 | 7 | 21 | 20050209 | 20130208 |
| 53273 | 33 C/07 | 52.69 | 7 | 22 | 20050209 | 20130208 |
| 53274 | 33 C/07 | 52.69 | 7 | 23 | 20050209 | 20130208 |
| 53275 | 33 C/07 | 52.68 | 8 | 18 | 20050209 | 20130208 |
| 53276 | 33 C/07 | 52.68 | 8 | 19 | 20050209 | 20130208 |
| 53277 | 33 C/07 | 52.68 | 8 | 20 | 20050209 | 20130208 |
| 53278 | 33 C/07 | 52.68 | 8 | 21 | 20050209 | 20130208 |
| 53279 | 33 C/07 | 52.68 | 8 | 22 | 20050209 | 20130208 |
| 53280 | 33 C/07 | 52.68 | 8 | 23 | 20050209 | 20130208 |
| 53281 | 33 C/07 | 52.67 | 9 | 18 | 20050209 | 20130208 |
| 53282 | 33 C/07 | 52.67 | 9 | 19 | 20050209 | 20130208 |
| 53283 | 33 C/07 | 52.74 | 1 | 31 | 20050209 | 20130208 |
| 53284 | 33 C/07 | 52.74 | 1 | 32 | 20050209 | 20130208 |
| 53286 | 33 C/07 | 52.73 | 2 | 31 | 20050209 | 20130208 |
| 53288 | 33 C/07 | 52.73 | 2 | 33 | 20050209 | 20130208 |
| 63383 | 33 C/07 | 52.65 | 11 | 2 | 20050425 | 20110424 |
| 63384 | 33 C/07 | 52.65 | 11 | 3 | 20050425 | 20110424 |
| 63385 | 33 C/07 | 52.65 | 11 | 4 | 20050425 | 20110424 |
| 63386 | 33 C/07 | 52.65 | 11 | 5 | 20050425 | 20110424 |
| 63387 | 33 C/07 | 52.65 | 11 | 6 | 20050425 | 20110424 |
| 63388 | 33 C/07 | 52.65 | 11 | 7 | 20050425 | 20110424 |
| 63389 | 33 C/07 | 52.65 | 11 | 8 | 20050425 | 20110424 |
| 63390 | 33 C/07 | 52.65 | 11 | 9 | 20050425 | 20110424 |
| 63391 | 33 C/07 | 52.65 | 11 | 10 | 20050425 | 20110424 |
| 63392 | 33 C/07 | 52.65 | 11 | 11 | 20050425 | 20110424 |
| 63393 | 33 C/07 | 52.65 | 11 | 12 | 20050425 | 20110424 |
| 63394 | 33 C/07 | 52.65 | 11 | 13 | 20050425 | 20110424 |
| 63395 | 33 C/07 | 52.65 | 11 | 14 | 20050425 | 20110424 |
| 63396 | 33 C/07 | 52.65 | 11 | 15 | 20050425 | 20110424 |
| 63397 | 33 C/07 | 52.65 | 11 | 16 | 20050425 | 20130424 |
| 63398 | 33 C/07 | 52.65 | 11 | 17 | 20050425 | 20130424 |
| 63399 | 33 C/07 | 52.65 | 11 | 18 | 20050425 | 20130424 |
| 63400 | 33 C/07 | 52.65 | 11 | 19 | 20050425 | 20130424 |
| 63401 | 33 C/07 | 52.64 | 12 | 1 | 20050425 | 20110424 |
| 63402 | 33 C/07 | 52.64 | 12 | 2 | 20050425 | 20110424 |
| 63403 | 33 C/07 | 52.64 | 12 | 3 | 20050425 | 20110424 |
| 63404 | 33 C/07 | 52.64 | 12 | 4 | 20050425 | 20110424 |
| 63405 | 33 C/07 | 52.64 | 12 | 5 | 20050425 | 20110424 |
| 63406 | 33 C/07 | 52.64 | 12 | 6 | 20050425 | 20110424 |
| 63407 | 33 C/07 | 52.64 | 12 | 7 | 20050425 | 20110424 |
| 63408 | 33 C/07 | 52.64 | 12 | 8 | 20050425 | 20110424 |
| 63409 | 33 C/07 | 52.64 | 12 | 9 | 20050425 | 20110424 |
| 63410 | 33 C/07 | 52.64 | 12 | 10 | 20050425 | 20110424 |
| 63411 | 33 C/07 | 52.64 | 12 | 11 | 20050425 | 20110424 |
| 63412 | 33 C/07 | 52.64 | 12 | 12 | 20050425 | 20110424 |
| 63413 | 33 C/07 | 52.64 | 12 | 13 | 20050425 | 20110424 |
| 63414 | 33 C/07 | 52.64 | 12 | 14 | 20050425 | 20110424 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 63415 | 33 C/07 | 52.64 | 12 | 15 | 20050425 | 20110424 |
| 63416 | 33 C/07 | 52.64 | 12 | 16 | 20050425 | 20130424 |
| 63417 | 33 C/07 | 52.64 | 12 | 17 | 20050425 | 20130424 |
| 63418 | 33 C/07 | 52.64 | 12 | 18 | 20050425 | 20130424 |
| 63420 | 33 C/07 | 52.73 | 3 | 15 | 20050425 | 20130424 |
| 63421 | 33 C/07 | 52.73 | 3 | 16 | 20050425 | 20130424 |
| 63422 | 33 C/07 | 52.73 | 3 | 17 | 20050425 | 20130424 |
| 63423 | 33 C/07 | 52.72 | 4 | 15 | 20050425 | 20130424 |
| 63424 | 33 C/07 | 52.72 | 4 | 16 | 20050425 | 20130424 |
| 63425 | 33 C/07 | 52.72 | 4 | 17 | 20050425 | 20130424 |
| 63426 | 33 C/07 | 52.71 | 5 | 1 | 20050425 | 20130424 |
| 63427 | 33 C/07 | 52.71 | 5 | 2 | 20050425 | 20130424 |
| 63428 | 33 C/07 | 52.71 | 5 | 3 | 20050425 | 20130424 |
| 63429 | 33 C/07 | 52.71 | 5 | 4 | 20050425 | 20130424 |
| 63430 | 33 C/07 | 52.71 | 5 | 5 | 20050425 | 20130424 |
| 63431 | 33 C/07 | 52.71 | 5 | 6 | 20050425 | 20130424 |
| 63432 | 33 C/07 | 52.71 | 5 | 7 | 20050425 | 20130424 |
| 63433 | 33 C/07 | 52.71 | 5 | 8 | 20050425 | 20130424 |
| 63434 | 33 C/07 | 52.71 | 5 | 9 | 20050425 | 20130424 |
| 63435 | 33 C/07 | 52.71 | 5 | 10 | 20050425 | 20130424 |
| 63436 | 33 C/07 | 52.71 | 5 | 11 | 20050425 | 20130424 |
| 63437 | 33 C/07 | 52.71 | 5 | 12 | 20050425 | 20130424 |
| 63438 | 33 C/07 | 52.71 | 5 | 13 | 20050425 | 20130424 |
| 63439 | 33 C/07 | 52.71 | 5 | 14 | 20050425 | 20130424 |
| 63440 | 33 C/07 | 52.71 | 5 | 15 | 20050425 | 20130424 |
| 63441 | 33 C/07 | 52.71 | 5 | 16 | 20050425 | 20130424 |
| 63442 | 33 C/07 | 52.71 | 5 | 17 | 20050425 | 20130424 |
| 63443 | 33 C/07 | 52.70 | 6 | 1 | 20050425 | 20130424 |
| 63444 | 33 C/07 | 52.70 | 6 | 2 | 20050425 | 20130424 |
| 63445 | 33 C/07 | 52.70 | 6 | 3 | 20050425 | 20130424 |
| 63446 | 33 C/07 | 52.70 | 6 | 4 | 20050425 | 20130424 |
| 63447 | 33 C/07 | 52.70 | 6 | 5 | 20050425 | 20130424 |
| 63448 | 33 C/07 | 52.70 | 6 | 6 | 20050425 | 20130424 |
| 63449 | 33 C/07 | 52.70 | 6 | 7 | 20050425 | 20130424 |
| 63450 | 33 C/07 | 52.70 | 6 | 8 | 20050425 | 20130424 |
| 63451 | 33 C/07 | 52.70 | 6 | 9 | 20050425 | 20130424 |
| 63452 | 33 C/07 | 52.70 | 6 | 10 | 20050425 | 20130424 |
| 63453 | 33 C/07 | 52.70 | 6 | 11 | 20050425 | 20130424 |
| 63454 | 33 C/07 | 52.70 | 6 | 12 | 20050425 | 20130424 |
| 63455 | 33 C/07 | 52.70 | 6 | 13 | 20050425 | 20130424 |
| 63456 | 33 C/07 | 52.70 | 6 | 14 | 20050425 | 20130424 |
| 63457 | 33 C/07 | 52.70 | 6 | 15 | 20050425 | 20130424 |
| 63458 | 33 C/07 | 52.70 | 6 | 16 | 20050425 | 20130424 |
| 63459 | 33 C/07 | 52.70 | 6 | 17 | 20050425 | 20130424 |
| 63460 | 33 C/07 | 52.69 | 7 | 1 | 20050425 | 20130424 |
| 63461 | 33 C/07 | 52.69 | 7 | 2 | 20050425 | 20130424 |
| 63462 | 33 C/07 | 52.69 | 7 | 3 | 20050425 | 20130424 |
| 63463 | 33 C/07 | 52.69 | 7 | 4 | 20050425 | 20130424 |
| 63464 | 33 C/07 | 52.69 | 7 | 5 | 20050425 | 20130424 |
| 63465 | 33 C/07 | 52.69 | 7 | 6 | 20050425 | 20130424 |
| 63466 | 33 C/07 | 52.69 | 7 | 7 | 20050425 | 20130424 |
| 63467 | 33 C/07 | 52.69 | 7 | 8 | 20050425 | 20130424 |
| 63468 | 33 C/07 | 52.69 | 7 | 9 | 20050425 | 20130424 |
| 63469 | 33 C/07 | 52.69 | 7 | 10 | 20050425 | 20130424 |
| 63470 | 33 C/07 | 52.69 | 7 | 11 | 20050425 | 20130424 |
| 63471 | 33 C/07 | 52.69 | 7 | 12 | 20050425 | 20130424 |
| 63472 | 33 C/07 | 52.69 | 7 | 13 | 20050425 | 20130424 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 63473 | 33 C/07 | 52.69 | 7 | 14 | 20050425 | 20130424 |
| 63474 | 33 C/07 | 52.69 | 7 | 15 | 20050425 | 20130424 |
| 63475 | 33 C/07 | 52.69 | 7 | 16 | 20050425 | 20130424 |
| 63476 | 33 C/07 | 52.69 | 7 | 17 | 20050425 | 20130424 |
| 63477 | 33 C/07 | 52.68 | 8 | 1 | 20050425 | 20110424 |
| 63478 | 33 C/07 | 52.68 | 8 | 2 | 20050425 | 20110424 |
| 63479 | 33 C/07 | 52.68 | 8 | 3 | 20050425 | 20110424 |
| 63480 | 33 C/07 | 52.68 | 8 | 4 | 20050425 | 20110424 |
| 63481 | 33 C/07 | 52.68 | 8 | 5 | 20050425 | 20110424 |
| 63482 | 33 C/07 | 52.68 | 8 | 6 | 20050425 | 20110424 |
| 63483 | 33 C/07 | 52.68 | 8 | 7 | 20050425 | 20110424 |
| 63484 | 33 C/07 | 52.68 | 8 | 8 | 20050425 | 20110424 |
| 63485 | 33 C/07 | 52.68 | 8 | 9 | 20050425 | 20110424 |
| 63486 | 33 C/07 | 52.68 | 8 | 10 | 20050425 | 20110424 |
| 63487 | 33 C/07 | 52.68 | 8 | 11 | 20050425 | 20110424 |
| 63488 | 33 C/07 | 52.68 | 8 | 12 | 20050425 | 20110424 |
| 63489 | 33 C/07 | 52.68 | 8 | 13 | 20050425 | 20110424 |
| 63490 | 33 C/07 | 52.68 | 8 | 14 | 20050425 | 20110424 |
| 63491 | 33 C/07 | 52.68 | 8 | 15 | 20050425 | 20110424 |
| 63492 | 33 C/07 | 52.68 | 8 | 16 | 20050425 | 20130424 |
| 63493 | 33 C/07 | 52.68 | 8 | 17 | 20050425 | 20130424 |
| 63494 | 33 C/07 | 52.67 | 9 | 1 | 20050425 | 20110424 |
| 63495 | 33 C/07 | 52.67 | 9 | 2 | 20050425 | 20110424 |
| 63496 | 33 C/07 | 52.67 | 9 | 3 | 20050425 | 20110424 |
| 63497 | 33 C/07 | 52.67 | 9 | 4 | 20050425 | 20110424 |
| 63498 | 33 C/07 | 52.67 | 9 | 5 | 20050425 | 20110424 |
| 63499 | 33 C/07 | 52.67 | 9 | 6 | 20050425 | 20110424 |
| 63500 | 33 C/07 | 52.67 | 9 | 7 | 20050425 | 20110424 |
| 63501 | 33 C/07 | 52.67 | 9 | 8 | 20050425 | 20110424 |
| 63502 | 33 C/07 | 52.67 | 9 | 9 | 20050425 | 20110424 |
| 63503 | 33 C/07 | 52.67 | 9 | 10 | 20050425 | 20110424 |
| 63504 | 33 C/07 | 52.67 | 9 | 11 | 20050425 | 20110424 |
| 63505 | 33 C/07 | 52.67 | 9 | 12 | 20050425 | 20110424 |
| 63506 | 33 C/07 | 52.67 | 9 | 13 | 20050425 | 20110424 |
| 63507 | 33 C/07 | 52.67 | 9 | 14 | 20050425 | 20110424 |
| 63508 | 33 C/07 | 52.67 | 9 | 15 | 20050425 | 20110424 |
| 63509 | 33 C/07 | 52.67 | 9 | 16 | 20050425 | 20130424 |
| 63510 | 33 C/07 | 52.67 | 9 | 17 | 20050425 | 20130424 |
| 63511 | 33 C/07 | 52.67 | 9 | 20 | 20050425 | 20130424 |
| 63512 | 33 C/07 | 52.67 | 9 | 21 | 20050425 | 20130424 |
| 63513 | 33 C/07 | 52.66 | 10 | 1 | 20050425 | 20110424 |
| 63514 | 33 C/07 | 52.66 | 10 | 2 | 20050425 | 20110424 |
| 63515 | 33 C/07 | 52.66 | 10 | 3 | 20050425 | 20110424 |
| 63516 | 33 C/07 | 52.66 | 10 | 4 | 20050425 | 20110424 |
| 63517 | 33 C/07 | 52.66 | 10 | 5 | 20050425 | 20110424 |
| 63518 | 33 C/07 | 52.66 | 10 | 6 | 20050425 | 20110424 |
| 63519 | 33 C/07 | 52.66 | 10 | 7 | 20050425 | 20110424 |
| 63520 | 33 C/07 | 52.66 | 10 | 8 | 20050425 | 20110424 |
| 63521 | 33 C/07 | 52.66 | 10 | 9 | 20050425 | 20110424 |
| 63522 | 33 C/07 | 52.66 | 10 | 10 | 20050425 | 20110424 |
| 63523 | 33 C/07 | 52.66 | 10 | 11 | 20050425 | 20110424 |
| 63524 | 33 C/07 | 52.66 | 10 | 12 | 20050425 | 20110424 |
| 63525 | 33 C/07 | 52.66 | 10 | 13 | 20050425 | 20110424 |
| 63526 | 33 C/07 | 52.66 | 10 | 14 | 20050425 | 20110424 |
| 63527 | 33 C/07 | 52.66 | 10 | 15 | 20050425 | 20110424 |
| 63528 | 33 C/07 | 52.66 | 10 | 16 | 20050425 | 20130424 |
| 63529 | 33 C/07 | 52.66 | 10 | 17 | 20050425 | 20130424 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 63530 | 33 C/07 | 52.66 | 10 | 18 | 20050425 | 20130424 |
| 63531 | 33 C/07 | 52.66 | 10 | 19 | 20050425 | 20130424 |
| 63532 | 33 C/07 | 52.65 | 11 | 1 | 20050425 | 20110424 |
| 63925 | 33 C/07 | 52.75 | 1 | 15 | 20050425 | 20130424 |
| 63926 | 33 C/07 | 52.75 | 1 | 16 | 20050425 | 20130424 |
| 63927 | 33 C/07 | 52.75 | 1 | 17 | 20050425 | 20130424 |
| 63928 | 33 C/07 | 52.75 | 1 | 18 | 20050425 | 20130424 |
| 63929 | 33 C/07 | 52.75 | 1 | 19 | 20050425 | 20130424 |
| 63930 | 33 C/07 | 52.75 | 1 | 20 | 20050425 | 20130424 |
| 63931 | 33 C/07 | 52.75 | 1 | 21 | 20050425 | 20130424 |
| 63932 | 33 C/07 | 52.75 | 1 | 22 | 20050425 | 20130424 |
| 63933 | 33 C/07 | 52.74 | 2 | 12 | 20050425 | 20130424 |
| 63934 | 33 C/07 | 52.74 | 2 | 13 | 20050425 | 20130424 |
| 63935 | 33 C/07 | 52.74 | 2 | 14 | 20050425 | 20130424 |
| 63936 | 33 C/07 | 52.74 | 2 | 15 | 20050425 | 20130424 |
| 63937 | 33 C/07 | 52.74 | 2 | 16 | 20050425 | 20130424 |
| 63938 | 33 C/07 | 52.74 | 2 | 17 | 20050425 | 20130424 |
| 63939 | 33 C/07 | 52.74 | 2 | 18 | 20050425 | 20130424 |
| 63940 | 33 C/07 | 52.74 | 2 | 19 | 20050425 | 20130424 |
| 63941 | 33 C/07 | 52.73 | 3 | 10 | 20050425 | 20130424 |
| 63942 | 33 C/07 | 52.73 | 3 | 11 | 20050425 | 20130424 |
| 63943 | 33 C/07 | 52.73 | 3 | 12 | 20050425 | 20130424 |
| 63944 | 33 C/07 | 52.73 | 3 | 13 | 20050425 | 20130424 |
| 63945 | 33 C/07 | 52.73 | 3 | 14 | 20050425 | 20130424 |
| 63946 | 33 C/07 | 52.72 | 4 | 8 | 20050425 | 20130424 |
| 63947 | 33 C/07 | 52.72 | 4 | 9 | 20050425 | 20130424 |
| 63948 | 33 C/07 | 52.72 | 4 | 10 | 20050425 | 20130424 |
| 63949 | 33 C/07 | 52.72 | 4 | 11 | 20050425 | 20130424 |
| 63950 | 33 C/07 | 52.72 | 4 | 12 | 20050425 | 20130424 |
| 63951 | 33 C/07 | 52.72 | 4 | 13 | 20050425 | 20130424 |
| 63952 | 33 C/07 | 52.72 | 4 | 14 | 20050425 | 20130424 |
| 63953 | 33 C/02 | 52.76 | 30 | 17 | 20050427 | 20130426 |
| 63954 | 33 C/02 | 52.76 | 30 | 18 | 20050427 | 20130426 |
| 63955 | 33 C/02 | 52.76 | 30 | 19 | 20050427 | 20130426 |
| 63956 | 33 C/02 | 52.76 | 30 | 20 | 20050427 | 20130426 |
| 63957 | 33 C/02 | 52.76 | 30 | 21 | 20050427 | 20130426 |
| 63958 | 33 C/02 | 52.76 | 30 | 22 | 20050427 | 20130426 |
| 63959 | 33 C/02 | 52.76 | 30 | 23 | 20050427 | 20130426 |
| 63960 | 33 C/02 | 52.77 | 29 | 19 | 20050427 | 20130426 |
| 63961 | 33 C/02 | 52.77 | 29 | 20 | 20050427 | 20130426 |
| 63962 | 33 C/02 | 52.77 | 29 | 21 | 20050427 | 20130426 |
| 63963 | 33 C/02 | 52.77 | 29 | 22 | 20050427 | 20130426 |
| 63964 | 33 C/02 | 52.77 | 29 | 23 | 20050427 | 20130426 |
| 63965 | 33 C/02 | 52.78 | 28 | 19 | 20050427 | 20130426 |
| 63966 | 33 C/02 | 52.78 | 28 | 20 | 20050427 | 20130426 |
| 63967 | 33 C/02 | 52.78 | 28 | 21 | 20050427 | 20130426 |
| 63968 | 33 C/02 | 52.78 | 28 | 22 | 20050427 | 20130426 |
| 63969 | 33 C/02 | 52.78 | 28 | 23 | 20050427 | 20130426 |
| 63970 | 33 C/02 | 52.77 | 28 | 24 | 20050427 | 20130426 |
| 63971 | 33 C/02 | 52.77 | 28 | 25 | 20050427 | 20130426 |
| 63972 | 33 C/02 | 52.77 | 28 | 26 | 20050427 | 20130426 |
| 63973 | 33 C/02 | 52.77 | 28 | 27 | 20050427 | 20130426 |
| 63974 | 33 C/02 | 52.77 | 28 | 28 | 20050427 | 20130426 |
| 63975 | 33 C/02 | 52.77 | 28 | 29 | 20050427 | 20130426 |
| 63976 | 33 C/02 | 52.77 | 28 | 30 | 20050427 | 20130426 |
| 63977 | 33 C/02 | 52.79 | 27 | 21 | 20050427 | 20130426 |
| 63978 | 33 C/02 | 52.79 | 27 | 22 | 20050427 | 20130426 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 63979 | 33 C/02 | 52.78 | 27 | 23 | 20050427 | 20130426 |
| 63980 | 33 C/02 | 52.78 | 27 | 24 | 20050427 | 20130426 |
| 63981 | 33 C/02 | 52.78 | 27 | 25 | 20050427 | 20130426 |
| 63982 | 33 C/02 | 52.78 | 27 | 26 | 20050427 | 20130426 |
| 63983 | 33 C/02 | 52.78 | 27 | 27 | 20050427 | 20130426 |
| 63984 | 33 C/02 | 52.78 | 27 | 28 | 20050427 | 20130426 |
| 63985 | 33 C/02 | 52.78 | 27 | 29 | 20050427 | 20130426 |
| 63986 | 33 C/02 | 52.78 | 27 | 30 | 20050427 | 20130426 |
| 63987 | 33 C/02 | 52.78 | 27 | 31 | 20050427 | 20130426 |
| 63988 | 33 C/02 | 52.78 | 27 | 32 | 20050427 | 20130426 |
| 63989 | 33 C/02 | 52.78 | 27 | 33 | 20050427 | 20130426 |
| 63990 | 33 C/02 | 52.78 | 27 | 34 | 20050427 | 20130426 |
| 63991 | 33 C/02 | 52.78 | 27 | 35 | 20050427 | 20130426 |
| 63992 | 33 C/02 | 52.78 | 27 | 36 | 20050427 | 20130426 |
| 63993 | 33 C/02 | 52.78 | 27 | 47 | 20050427 | 20130426 |
| 63994 | 33 C/02 | 47.46 | 27 | 48 | 20050427 | 20130426 |
| 63995 | 33 C/02 | 19.37 | 27 | 49 | 20050427 | 20130426 |
| 63996 | 33 C/02 | 52.80 | 26 | 21 | 20050427 | 20130426 |
| 63997 | 33 C/02 | 52.79 | 26 | 22 | 20050427 | 20130426 |
| 63998 | 33 C/02 | 52.79 | 26 | 23 | 20050427 | 20130426 |
| 63999 | 33 C/02 | 52.79 | 26 | 24 | 20050427 | 20130426 |
| 64000 | 33 C/02 | 52.79 | 26 | 25 | 20050427 | 20130426 |
| 64001 | 33 C/02 | 52.79 | 26 | 26 | 20050427 | 20130426 |
| 64002 | 33 C/02 | 52.79 | 26 | 27 | 20050427 | 20130426 |
| 64003 | 33 C/02 | 52.79 | 26 | 28 | 20050427 | 20130426 |
| 64004 | 33 C/02 | 52.79 | 26 | 29 | 20050427 | 20130426 |
| 64005 | 33 C/02 | 52.79 | 26 | 30 | 20050427 | 20130426 |
| 64006 | 33 C/02 | 52.79 | 26 | 31 | 20050427 | 20130426 |
| 64007 | 33 C/02 | 52.79 | 26 | 32 | 20050427 | 20130426 |
| 64008 | 33 C/02 | 52.79 | 26 | 33 | 20050427 | 20130426 |
| 64009 | 33 C/02 | 52.79 | 26 | 34 | 20050427 | 20130426 |
| 64010 | 33 C/02 | 52.79 | 26 | 35 | 20050427 | 20130426 |
| 64011 | 33 C/02 | 52.79 | 26 | 36 | 20050427 | 20130426 |
| 64012 | 33 C/02 | 52.79 | 26 | 37 | 20050427 | 20130426 |
| 64013 | 33 C/02 | 52.79 | 26 | 41 | 20050427 | 20130426 |
| 64014 | 33 C/02 | 52.79 | 26 | 42 | 20050427 | 20130426 |
| 64015 | 33 C/02 | 52.79 | 26 | 43 | 20050427 | 20130426 |
| 64016 | 33 C/02 | 52.79 | 26 | 44 | 20050427 | 20130426 |
| 64017 | 33 C/02 | 52.79 | 26 | 45 | 20050427 | 20130426 |
| 64018 | 33 C/02 | 52.79 | 26 | 46 | 20050427 | 20130426 |
| 64019 | 33 C/02 | 52.79 | 26 | 47 | 20050427 | 20130426 |
| 64020 | 33 C/02 | 52.79 | 26 | 48 | 20050427 | 20130426 |
| 64021 | 33 C/02 | 50.80 | 26 | 49 | 20050427 | 20130426 |
| 64022 | 33 C/02 | 52.80 | 25 | 27 | 20050427 | 20130426 |
| 64023 | 33 C/02 | 52.80 | 25 | 28 | 20050427 | 20130426 |
| 64024 | 33 C/02 | 52.80 | 25 | 29 | 20050427 | 20130426 |
| 64025 | 33 C/02 | 52.80 | 25 | 30 | 20050427 | 20130426 |
| 64026 | 33 C/02 | 52.80 | 25 | 35 | 20050427 | 20130426 |
| 64027 | 33 C/02 | 52.80 | 25 | 36 | 20050427 | 20130426 |
| 64028 | 33 C/02 | 52.80 | 25 | 37 | 20050427 | 20130426 |
| 64029 | 33 C/02 | 52.80 | 25 | 38 | 20050427 | 20130426 |
| 64030 | 33 C/02 | 52.80 | 25 | 41 | 20050427 | 20130426 |
| 64031 | 33 C/02 | 52.80 | 25 | 42 | 20050427 | 20130426 |
| 64032 | 33 C/02 | 52.80 | 25 | 43 | 20050427 | 20130426 |
| 64033 | 33 C/02 | 52.80 | 25 | 44 | 20050427 | 20130426 |
| 64034 | 33 C/02 | 52.80 | 25 | 45 | 20050427 | 20130426 |
| 64035 | 33 C/02 | 52.80 | 25 | 46 | 20050427 | 20130426 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 64036 | 33 C/02 | 52.80 | 25 | 47 | 20050427 | 20130426 |
| 64037 | 33 C/02 | 52.80 | 25 | 48 | 20050427 | 20130426 |
| 64038 | 33 C/02 | 52.80 | 25 | 49 | 20050427 | 20130426 |
| 64039 | 33 C/02 | 24.88 | 25 | 50 | 20050427 | 20130426 |
| 64040 | 33 C/02 | 52.81 | 24 | 27 | 20050427 | 20130426 |
| 64041 | 33 C/02 | 52.81 | 24 | 28 | 20050427 | 20130426 |
| 64042 | 33 C/02 | 52.81 | 24 | 29 | 20050427 | 20130426 |
| 64043 | 33 C/02 | 52.81 | 24 | 30 | 20050427 | 20130426 |
| 64044 | 33 C/02 | 52.81 | 24 | 38 | 20050427 | 20130426 |
| 64045 | 33 C/02 | 52.81 | 24 | 39 | 20050427 | 20130426 |
| 64046 | 33 C/02 | 52.81 | 24 | 43 | 20050427 | 20130426 |
| 64047 | 33 C/02 | 52.81 | 24 | 44 | 20050427 | 20130426 |
| 64048 | 33 C/02 | 52.81 | 24 | 45 | 20050427 | 20130426 |
| 64049 | 33 C/02 | 52.81 | 24 | 46 | 20050427 | 20130426 |
| 64050 | 33 C/02 | 52.81 | 24 | 47 | 20050427 | 20130426 |
| 64051 | 33 C/02 | 52.81 | 24 | 48 | 20050427 | 20130426 |
| 64052 | 33 C/02 | 52.81 | 24 | 49 | 20050427 | 20130426 |
| 64053 | 33 C/02 | 52.81 | 24 | 50 | 20050427 | 20130426 |
| 64054 | 33 C/02 | 52.82 | 23 | 27 | 20050427 | 20130426 |
| 64055 | 33 C/02 | 52.82 | 23 | 28 | 20050427 | 20130426 |
| 64056 | 33 C/02 | 52.82 | 23 | 29 | 20050427 | 20130426 |
| 64057 | 33 C/02 | 52.82 | 23 | 30 | 20050427 | 20130426 |
| 64058 | 33 C/02 | 52.82 | 23 | 47 | 20050427 | 20130426 |
| 64059 | 33 C/02 | 52.82 | 23 | 48 | 20050427 | 20130426 |
| 64060 | 33 C/02 | 52.82 | 23 | 49 | 20050427 | 20130426 |
| 64061 | 33 C/02 | 52.82 | 23 | 50 | 20050427 | 20130426 |
| 64062 | 33 C/02 | 52.83 | 22 | 47 | 20050427 | 20130426 |
| 64063 | 33 C/02 | 52.83 | 22 | 48 | 20050427 | 20130426 |
| 64064 | 33 C/02 | 52.83 | 22 | 49 | 20050427 | 20130426 |
| 64065 | 33 C/02 | 52.83 | 22 | 50 | 20050427 | 20130426 |
| 64066 | 33 C/02 | 52.84 | 21 | 48 | 20050427 | 20130426 |
| 64067 | 33 C/02 | 52.84 | 21 | 49 | 20050427 | 20130426 |
| 64068 | 33 C/02 | 52.84 | 21 | 50 | 20050427 | 20130426 |
| 90441 | 33 C/02 | 52.81 | 24 | 54 | 20050919 | 20110918 |
| 90442 | 33 C/02 | 41.23 | 25 | 51 | 20050919 | 20110918 |
| 90443 | 33 C/02 | 52.80 | 25 | 52 | 20050919 | 20110918 |
| 90444 | 33 C/02 | 52.80 | 25 | 53 | 20050919 | 20110918 |
| 90445 | 33 C/02 | 52.80 | 25 | 54 | 20050919 | 20110918 |
| 90446 | 33 C/02 | 52.81 | 24 | 51 | 20050919 | 20110918 |
| 90447 | 33 C/02 | 52.81 | 24 | 52 | 20050919 | 20110918 |
| 90448 | 33 C/02 | 52.81 | 24 | 53 | 20050919 | 20110918 |

## *Appendix 2 : Légende générale de la carte géologique (extract of MB96-28)*


Gouvernement du Québec
Ministère des Ressources naturelles
**Direction de la géologie**

# Légende générale de la carte géologique

## - Édition revue et augmentée -

**Kamal N.M. Sharma**
**coordonnateur**


SIGÉOM
Système d'information géominière du Québec



SÉRIE DES MANUSCRITS BRUTS

**MB 96-28**

## Tableau 5 — Roches felsiques / acides

| ROCHES FELSIQUES / ACIDES 1 | | | |
|---|---|---|---|
| **I1 ROCHES INTRUSIVES FELSIQUES** | | **ROCHES VOLCANIQUES FELSIQUES** | **V1** |
| **I1A** Granite à feldspath alcalin | ← | → Rhyolite à feldspath alcalin | **V1A** |
| **I1B** Granite | ← | → Rhyolite | **V1B** |
| **I1C** Granodiorite | ← | → Rhyodacite | **V1C** |
| **I1D** Tonalite | ← | → Dacite | **V1D** |
| **I1E** Trondhjémite | | Rhyolite comenditique | **V1BC** |
| **I1F** Aplite | | Rhyolite pantelléritique | **V1BP** |
| **I1G** Pegmatite (granitique) | | Trachydacite | **V1E** |
| **I1H** Granophyre | | | |
| **I1I** Granitoïde riche en quartz | | | |
| **I1J** Quartzolite (silexite) | | | |
| **I1K** Alaskite | | | |
| **I1L** Syéno-granite | | | |
| **I1M** Monzo-granite | | | |
| **I1N** Filon / veine de quartz | | | |
| **I1O** Granite à feldspath alcalin avec hypersthène (charnockite à feldspath alcalin) | | | |
| **I1P** Granite à hypersthène (charnockite) | | | |
| **I1Q** Syéno-granite à hypersthène | | | |
| **I1R** Monzo-granite à hypersthène (farsundite) | | | |
| **I1S** Granodiorite à hypersthène (opdalite ou charno-enderbite | | | |
| **I1T** Tonalite à hypersthène (enderbite) | | | |

←→ indique les termes intrusifs et volcaniques équivalents

## Tableau 6 — Roches intermédiaires

| ROCHES INTERMÉDIAIRES 2 | | | | | |
|---|---|---|---|---|---|
| I2 | ROCHES INTRUSIVES INTERMÉDIAIRES | | | ROCHES VOLCANIQUES INTERMÉDIAIRES | V2 |
| I2A | Syénite quartzifère à feldspath alcalin | ← | → | Trachyte quartzifère à feldspath alcalin | V2A |
| I2B | Syénite à feldspath alcalin | ← | → | Trachyte à feldspath alcalin | V2B |
| I2C | Syénite quartzifère | ← | → | Trachyte quartzifère | V2C |
| I2D | Syénite | ← | → | Trachyte | V2D |
| I2E | Monzonite quartzifère | ← | → | Latite quartzifère | V2E |
| I2F | Monzonite | ← | → | Latite | V2FL |
| I2G | Monzodiorite quartzifère | ← | → | (Andésite) | (V2J) |
| I2H | Monzodiorite | ← | → | (Andésite) | (V2J) |
| I2I | Diorite quartzifère | ← | → | (Andésite) | (V2J) |
| I2J | Diorite | ← | → | Andésite | V2J |
| I2K | Monzosyénite | | | Icelandite | V2JI |
| I2BR | Syénite foïdifère à feldspath alcalin | | | Trachyte foïdifère à feldspath alcalin | V2BR |
| I2DR | Syénite foïdifère | | | Trachyte foïdifère | V2DR |
| I2DF | Syénite foïdique | | | Phonolite | V2G |
| I2KF | Monzosyénite foïdique | | | Phonolite téphritique | V2GT |
| I2FR | Monzonite foïdifère | | | Latite foïdifère | V2LR |
| I2HR | Monzodiorite foïdifère | | | Trachyandesite | V2F |
| I2HF | Monzodiorite foïdique | | | Benmoreïte | V2FB |
| I2JR | Diorite foïdifère | | | Trachyte comenditique | V2DC |
| I2JF | Diorite foïdique | | | Trachyte pantelléritique | V2DP |
| I2M | Syénite à feldspath alcalin avec hypersthène | | | | |
| I2N | Syénite à hypersthène | | | | |
| I2O | Monzonite à hypersthène (mangérite) | | | | |
| I2P | Monzodiorite à hypersthène (jotunite) | | | | |
| I2Q | Diorite à hypersthène | | | | |

←→ indique les termes intrusifs et volcaniques équivalents

Foïdifère : Feldspathoïdifère

Foïdique : Feldspathoïdique

## Tableau 7 — Roches mafiques / basiques

| ROCHES MAFIQUES / BASIQUES 3 | | | |
|---|---|---|---|
| **I3** | **ROCHES INTRUSIVES MAFIQUES** | **ROCHES VOLCANIQUES MAFIQUES** | **V3** |
| **I3A** | Gabbro | Basalte andésitique/Andésite basaltique | **V3A** |
| **I3B** | Diabase | Icelandite basaltique | **V3AI** |
| **I3C** | Monzogabbro | Basalte | **V3B** |
| **I3D** | Ferrogabbro | Basalte à quartz | **V3C** |
| **I3E** | Gabbro à quartz | Trachybasalte | **V3D** |
| **I3F** | Diabase à quartz | Hawaiite | **V3DH** |
| **I3G** | Anorthosite | Trachybasalte potassique | **V3DK** |
| **I3H** | Anorthosite gabbroïque | Basalte à olivine | **V3E** |
| **I3I** | Gabbro anorthositique | Basalte magnésien (> 9 % MgO) | **V3F** |
| **I3J** | Norite | Trachyandésite basaltique | **V3G** |
| **I3P** | Leuconorite | Mugéarite | **V3GM** |
| **I3K** | Gabbro à olivine | Shoshonite | **V3GS** |
| **I3L** | Norite à olivine | Basanite | **V3H** |
| **I3M** | Diabase à olivine | Basanite phonolitique | **V3HP** |
| **I3N** | Troctolite | Téphrite | **V3I** |
| **I3O** | Lamprophyre mafique | Téphrite phonolitique | **V3IP** |
| **I3OM** | Minette | Boninite | **V3J** |
| **I3OK** | Kersantite | | |
| **I3OV** | Vogesite | | |
| **I3OS** | Spessartite | | |
| **I3CQ** | Monzogabbro quartzifère | | |
| **I3CR** | Monzogabbro foïdifère | | |
| **I3CF** | Monzogabbro foïdique | | |
| **I3AR** | Gabbro foïdifère | | |
| **I3AF** | Gabbro foïdique | | |
| **I3GQ** | Anorthosite quartzifère | | |
| **I3GR** | Anorthosite foïdifère | | |
| **I3Q** | Gabbronorite | | |
| **I3R** | Gabbronorite à olivine | | |
| **I3S** | Monzonorite | | |
| **I3T** | Anorthosite à hypersthène | | |

## Tableau 8 — Roches ultramafiques et ultrabasiques

| ROCHES ULTRAMAFIQUES ET ULTRABASIQUES 4 | | | |
|---|---|---|---|
| **I4** | **ROCHES INTRUSIVES ULTRAMAFIQUES / ULTRABASIQUES** | **ROCHES VOLCANIQUES ULTRAMAFIQUES / ULTRABASIQUES** | **V4** |
| **I4A** | Hornblendite | Komatiite (> 18 % MgO) | **V4A** |
| **I4B** | Pyroxénite | | |
| **I4C** | Clinopyroxénite | Komatiite pyroxénitique | **V4B** |
| **I4D** | Webstérite | | |
| **I4E** | Orthopyroxénite | Komatiite péridotitique | **V4C** |
| **I4F** | Clinopyroxénite à olivine | | |
| **I4G** | Webstérite à olivine | Komatiite dunitique | **V4D** |
| **I4H** | Orthopyroxénite à olivine | | |
| **I4I** | Péridotite | Meimechite | **V4E** |
| **I4J** | Wehrlite | | |
| **I4K** | Lherzolite | Melilitite | **V4F** |
| **I4L** | Harzburgite | | |
| **I4M** | Dunite | Melilitite à olivine | **V4FO** |
| **I4N** | Serpentinite | | |
| **I4O** | Lamprophyre ultramafique | Roche volcanique ultramafique à melilite | **V4M** |
| **I4OS** | Sannaïte | | |
| **I4OC** | Camptonite | Picrobasalte | **V4G** |
| **I4OM** | Monchiquite | | |
| **I4OP** | Polzenite | Picrite | **V4H** |
| **I4OA** | Alnöite | | |
| **I4P** | Kimberlite | Foïdite | **V4I** |
| **I4PA** | Kimberlite (groupe I) | | |
| **I4PB** | Kimberlite (groupe II) | Néphélinite | **V4IN** |
| **I4Q** | Carbonatite | | |
| **I4QM** | Magnésiocarbonatite | Foïdite phonolitique | **V4IP** |
| **I4QC** | Calciocarbonatite | | |
| **I4QF** | Ferrocarbonatite | Foïdite téphritique | **V4IT** |
| **I4QA** | Aillikites | | |
| **I4QD** | Damtjernites (Damkjernites) | | |
| **I4R** | Lamproïte | | |
| **I4S** | Foïdolite | | |
| **I4T** | Melilitolite | | |

< 10 % de plagioclase (PG) est toléré dans les roches ultramafiques. Lorsque observé, indiquer sa présence par «PG».

**Tableau 9 — Volcanites explosives**

| VOLCANITES EXPLOSIVES | | |
|---|---|---|
| ▼ | Pyroclastites/tuf - indifférenciés | **TU** |
| ▼x | Tuf à cristaux | **TX** |
| ▼r | Tuf lithique | **TI** |
| ▼l | Tuf à lapilli | **TL** |
| ▼ls | Lapillistone | **TO** |
| ▼b | Tuf à blocs | **TM** |
| ▼lb | Tuf à lapilli et à blocs | **TY** |
| ▼bl | Tuf à blocs et à lapilli | **TZ** |
| ▼e | Tuf à cendres | **TD** |
| ▼c | Tuf cherteux | **TC** |
| ▼g | Tuf graphiteux | **TG** |
| ▼s | Tuf soudé | **TS** |
| ▼h | Hyalotuf (Vitric tuff) | **TH** |
| ♦ | Brèche pyroclastique | **BP** |
| ▽ | Volcanoclastites* | **VC** |
| | etc. | |

Fragments
- Polygéniques
- Monogéniques

Exemples :

| | |
|---|---|
| V2▼xPG | Tuf intermédiaire, à cristaux de PG |
| V2▼lb | Tuf intermédiaire, à lapilli et à blocs, monogénique |
| VID▼b | Tuf dacitique, à blocs, monogénique |
| V▼c | Tuf cherteux |
| V▼ | Tuf indifférencié |

* Il est recommandé de limiter l'utilisation du terme «**volcanoclastite**», autant que possible.

## Tableau 15 — Codification lithologique des sédiments

**S SÉDIMENTS** (roches sédimentaires indéterminées)

**S1 GRÈS** (terme général comprenant les arénites et les wackes)

**S1A** Grès quartzitique
**S1B** Grès feldspathique
**S1C** Arkose
**S1D** Grès arkosique
**S1E** Grès lithique
**S1F** Grès lithique subfeldspathique

**S2 ARÉNITE**

**S2A** Arénite quartzitique
**S2B** Subarkose
**S2C** Arkose
**S2D** Arénite arkosique
**S2E** Arénite lithique
**S2F** Sublitharénite

**S3 WACKE**

**S3A** Wacke quartzitique

**S3C** Wacke arkosique
**S3D** Wacke feldspathique
**S3E** Wacke lithique

**S4 CONGLOMÉRAT**

**S4A** Conglomérat monogénique
**S4B** Conglomérat monogénique «clast-supported»
**S4C** Conglomérat monogénique «matrix-supported»
**S4D** Conglomérat polygénique
**S4E** Conglomérat polygénique «clast-supported»
**S4F** Conglomérat polygénique «matrix-supported»
**S4G** Conglomérat intraformationnel
**S4H** Conglomérat intraformationnel «clast-supported»
**S4I** Conglomérat intraformationnel «matrix-supported»
**S4J** Tillite

---

N.B. — Il est recommandé de limiter l'utilisation des termes de la série **S1**. Ces termes généraux ne sont utilisés que lorsqu'il n'est pas possible d'être plus précis, notamment lors de la compilation de données anciennes.

## S5 BRÈCHE

**S5A** Brèche monogénique
**S5B** Brèche monogénique «clast-supported»
**S5C** Brèche monogénique «matrix-supported»
**S5D** Brèche polygénique
**S5E** Brèche polygénique «clast-supported»
**S5F** Brèche polygénique «matrix-supported»
**S5G** Brèche intraformationnel
**S5H** Brèche intraformationnel «clast-supported»
**S5I** Brèche intraformationnel «matrix-supported»

## S6 MUDROCK

**S6A** Siltstone
**S6B** Siltshale
**S6C** Siltslate
**S6D** Mudstone
**S6E** Mudshale
**S6F** Mudslate
**S6G** Claystone
**S6H** Clayshale
**S6I** Clayslate

## S7 CALCAIRE

**S7A** Calcilutite
**S7B** Calcisiltite
**S7C** Calcarénite
**S7D** Calcirudite
**S7E** Mudstone
**S7F** Wackestone
**S7G** Packstone
**S7H** Grainstone
**S7I** Boundstone
**S7J** Bafflestone
**S7K** Rudstone

## S8 DOLOMIE

**S8A** Dololutite
**S8B** Dolosiltite
**S8C** Dolarénite
**S8D** Dolorudite

## S9 FORMATION DE FER

**S9A** Formation de fer indéterminée
**S9B** Formation de fer oxydée
**S9C** Formation de fer carbonatée
**S9D** Formation de fer silicatée
**S9E** Formation de fer sulfurée

**S10 CHERT**

**S10A** Chert oxydé
**S10B** Chert carbonaté
**S10C** Chert silicaté
**S10D** Chert sulfuré
**S10E** Chert graphiteux/carboné
**S10F** Chert ferrugineux
**SI0J** Jaspe (Jaspilite)

**S11 EXHALITE**

**S12 ÉVAPORITE**

**S12A** Halite
**S12B** Sylvite
**S12C** Anhydrite
**S12D** Gypse
**S12E** Sulfate

**S13 PHOSPHORITE**

## SYMBOLES POUR ROCHES SÉDIMENTAIRES

Une liste des symboles pour les structures et textures des roches sédimentaires est présentée dans le tableau 16. Pour se bien familiariser avec l'utilisation de ces symboles, et pour d'autres symboles utilisés pour les roches sédimentaires, se référer à Bouma (1962) et Tassé, Lajoie et Dimroth (1978).

## Tableau 17A — Roches métamorphiques et tectoniques

| ROCHES MÉTAMORPHIQUES ET TECTONIQUES M | | |
|---|---|---|
| **M1** Gneiss | **M18** Cornéenne | |
| **M2** Gneiss rubané | **M20** Métatexite | spécifier le % |
| **M3** Orthogneiss | **M21** Diatexite | du mobilisat et |
| **M4** Paragneiss | **M21A** Granite d'anatexie | identifier la |
| **M5** Gneiss quartzofeldspathique | **M22** Migmatite | protolite |
| **M6** Gneiss granitique | **M23** Agmatite | |
| **M7** Granulite (gneiss granulitique) | **M24** Cataclasite* | |
| **M8** Schiste | **M25** Mylonite* | |
| **M9** Orthoschiste | **M26** Brèche tectonique* | |
| **M10** Paraschiste | | |
| **M11** Phyllade | | |
| **M12** Quartzite | | |
| **M13** Marbre (calcaire cristallin) | **M30** Tourmalinite | |
| **M14** Roche calco-silicatée | **M31** Coticule | |
| **M15** Roche métasomatique (incluant skarn ou tactite) | | |
| **M16** Amphibolite | | |
| **M17** Éclogite | | |

* Utiliser plutôt les codes de tectonites (T). Ces codes ont été utilisés avant l'introduction de la classe des tectonites.

**Tableau 17B — Tectonites**

| TECTONITES T | |
|---|---|
| **T1** | Cataclasite |
| **T1A** | Brèche de faille |
| **T1B** | Microbrèche de faille |
| **T1C** | Gouge de faille |
| **T1D** | Pseudotachylite |
| **T1E** | Mylolisthénite |
| **T1F** | Brèche d'impact |
| **T1G** | Impactite |
| **T2** | Mylonite |
| **T2A** | Protomylonite |
| **T2B** | Orthomylonite |
| **T2C** | Ultramylonite |
| **T2D** | Phyllonite |
| **T2E** | Blastomylonite |
| **T3A** | Gneiss droit («Straight gneiss») |
| **T3B** | Gneiss porphyroclastique |
| **T3C** | Gneiss régulier |
| **T3D** | Gneiss irrégulier |
| **T4** | Brèche tectonique |
| **T4A** | Mélange tectonique |
| **T4B** | Brèche tectonique à matrice de marbre («Marble tectonic breccia») |

# Tableau 18 – Codes mnémoniques des minéraux et des fossiles, et divers

## CODES MNÉMONIQUES DES MINÉRAUX ET DES FOSSILES, ET DIVERS

### CODES MNÉMONIQUES DES MINÉRAUX ET DES FOSSILES

|  |  |
|---|---|
| Acanthite | AV |
| Actinote | AC |
| Aeschynite - (Y) | EC |
| Agate | AE |
| Aikinite | BP |
| Albite | AB |
| Allanite | AL |
| Altaïte | TP |
| Amazonite | AI |
| Améthyste | AH |
| Amiante (Asbestos) | AO |
| Amphibole | AM |
| Andalousite | AD |
| Andésine | AA |
| Anhydrite | AY |
| Ankérite | AK |
| Annabergite | NG |
| Anorthite | AN |
| Anthophyllite | AT |
| Antigorite | AR |
| Apatite | AP |
| Argent natif (visible) | Ag |
| Arsénopyrite | AS |
| Augite | AG |
| Autunite | AU |
| Awaruite | NF |
| Axinite | AX |
| Azurite | AZ |
| Barytine | BR |
| Bastnaesite | BA |
| Béryl | BL |
| Biotite | BO |
| Bismuthinite | BM |
| Bismutite | BS |
| Bornite | BN |
| Boulangerite | BG |
| Brochantite | BH |
| Brucite | BC |
| Bytownite | BT |
| Calaverite | CA |
| Calcite | CC |
| Carbonate | CB |
| Chabazite (Chabasite) | ZB |
| Chalcocite(ne) | CT |
| Chalcopyrite | CP |
| Chert | CH |
| Chloanthite | CO |
| Chlorite | CL |
| Chloritoïde | CR |
| Chondrodite | HR |
| Chromite | CM |
| Chrysocolle | CY |
| Chrysotile | CS |
| Clevelandite | CI |
| Clinopyroxène | CX |
| Clinozoïsite | CZ |
| Cobaltite | CE |
| Columbite/Niobite | NB |
| Columbo-tantalite | TO |
| Cordiérite | CD |
| Corindon | CN |
| Cosalite | PI |
| Covellite | CV |
| Cubanite | CF |
| Cuivre natif (visible) | Cu |
| Cummingtonite | CG |
| Cuprite | CU |
| Digenite | DG |
| Diopside | DP |
| Disthène/Kyanite | KN |
| Dolomite | DM |
| Dravite | TG |
| Dravite-Schorlite | DS |
| Electrum | EM |
| Enargite | EG |
| Enstatite | ES |
| Epidote | EP |
| Eudialyte | EU |
| Euxénite - (Y) | EX |
| Fayalite | FA |
| Feldspath vert/brun | FV |
| Feldspath | FP |
| Feldspath noir | FN |
| Feldspath potassique | FK |
| Feldspathoïde | FD |
| Fergusonite | FS |
| Fibrolite | FB |
| Fluorite (fluorine) | FL |
| Forstérite | FO |
| Franklinite | FR |
| Freibergite | FG |
| Fuchsite | FC |
| Gahnite | GH |
| Galène | GL |
| Gédrite | GT |
| Glaucophane | GC |
| Goethite | GO |
| Graphite | GP |
| Greenockite | GK |
| Grenat | GR |
| Grenat-almandin | GA |
| Grenat-andratite | GD |
| Grenat-grossulaire | GG |
| Grenat-pyrope | GY |
| Grenat spessartine | GS |
| Grenat-uvarovite | GU |
| Grunérite | GN |
| Gummite | GB |
| Gunningite | GI |
| Gypse | GE |
| Halite | HL |
| Heazlewoodite | HZ |
| Hédenbergite | HG |
| Hématite | HM |
| Hercynite | HC |
| Holmquistite | HK |
| Hornblende | HB |
| Hypersthène | HP |
| Iddingsite | IG |
| Ilménite | IM |
| Jade | JA |
| Jaspe | JP |
| Kaolinite | KL |
| Klokmannite | KK |
| Kornérupine | KP |
| Krennerite | KR |
| Labradorite | LB |
| Lawsonite | LS |
| Lépidolite | LP |
| Leucite | LC |
| Leucoxène | LX |
| Limonite | LM |
| Magnésite | MN |
| Magnétite | MG |
| Malachite | MC |
| Marcasite | MS |
| Mariposite | MT |
| Méllite | ME |
| Mésoperthite | MP |
| Mica | MI |
| Microcline | ML |
| Millerite | NS |
| Minéraux argileux | MA |
| Minéraux décoratifs | MD |
| Minéraux lourds | MX |
| Minéraux mafiques | MF |
| Minéraux opaques | OP |
| Minéraux radioactifs | MR |
| Molybdénite | MO |
| Molybdite(dine) | MB |
| Monazite | MZ |
| Muscovite | MV |
| Néphéline | NP |
| Oligoclase | OG |
| Olivine | OV |
| Or natif (visible) | Au |
| Orthoclase (orthose) | OR |
| Orthopyroxène | OX |
| Ottrelite | OL |
| Oxyde de fer | OF |
| Oxyhornblende (hornblende brune) | OH |
| Paragonite | PE |
| Pechblende | PB |
| Penninite/Pennine | PT |
| Pentlandite | PD |
| Perovskite | PK |
| Perthite | PR |
| Petzite | PZ |
| Phénacite/Phénakite | PA |
| Phlogopite | PH |
| Pistachite | PC |
| Plagioclase | PG |
| Pollucite | ZP |
| Préhnite | PN |
| Pumpellyite | PP |
| Pyrite | PY |
| Pyrochlore | PM |
| Pyrolusite | PS |
| Pyrophyllite | PL |
| Pyroxène | PX |
| Pyrrhotite(Pyrrhotine) | PO |
| Quartz | QZ |
| Quartz bleu | QB |
| Riebeckite | RB |
| Rozénite | RZ |
| Rutile | RL |
| Samarskite-(Y) | UL |
| Sanidine | SA |
| Sapphirine | SH |
| Scapolite | SC |
| Scheelite | SW |
| Schorlite(Schorl) | TF |
| Sélénite | SG |
| Sélénium | Se |
| Séricite | SR |
| Serpentine | ST |
| Sidérite(sidérose) | SD |
| Sidérotil | SI |
| Sillimanite | SM |
| Smaltite/Smaltine | TW |
| Samarskite | SK |
| Smithsonite | ZO |
| Sodalite | SS |
| Spécularite | HS |
| Sphalérite | SP |
| Sphène/Titanite | SN |
| Spinelle | SL |
| Spodumène | SO |
| Staurotide | SU |
| Stéatite | TS |
| Stibine/Stibnite | SB |
| Stilbite(Heulandite) | HD |
| Stilpnomélane | SE |
| Sulfures | SF |
| Sylvanite | SV |
| Szomolnokite | SZ |
| Talc | TC |
| Tantalite | TN |
| Tellurobismuthite | TB |
| Tennantite | TT |
| Tétradymite | TD |
| Tetrahédrite | TH |
| Thorianite | TR |
| Thorite | TI |
| Topaze | TZ |
| Torbernite | TU |
| Tourmaline | TL |
| Tourmaline zincifère | TA |
| Trémolite | TM |
| Uraninite | UR |
| Uranophane | UP |
| Uranothorite | UT |
| Vallerite | VL |
| Vermiculite | VR |
| Vésuvianite | VV |
| Violarite | VO |
| Willemite | WM |
| Wilsonite | WS |
| Wolframite | WF |
| Wollastonite | WL |
| Wulfenite | WN |
| Zéolite | ZL |
| Zincite | ZN |
| Zircon | ZC |
| Zoïsite | ZS |

|  |  |
|---|---|
| FOSSILES | YY |
| Brachiopodes | YB |
| Bryozoaires | YZ |
| Céphalopodes | YC |
| Conulaires | YA |
| Coraux | YX |
| Crinoïdes | YR |
| Échinodermes | YD |
| Éponges | YE |
| Gastéropodes | YT |
| Graptolites | YG |
| Ostracodes | YO |
| Pélécipodes | YP |
| Plantes | YN |
| Poissons | YK |
| Stromatoïdes | YS |
| Stromatoporoïdes | YI |
| Traces fossiles | YF |
| Trilobites | YL |

**DIVERS**

| Divers | Code |
|---|---|
| Bioclastes | XB |
| Ciment | XC |
| Hydrocarbures | XH |
| Liant | XL |
| Lithoclastes | XR |
| Matière organique | XG |
| Matrice | XM |
| Oncolites | XT |
| Oolites | XO |
| Pellets | XP |
| Péloïdes | XD |
| Autres | XX |

**GRANULOMÉTRIE ET λ : PLUS**

| Code | Taille | Valeur |
|---|---|---|
| | ...< 0.001 mm | 1 |
| A | 0.001-0.01 mm | |
| | ...< 0.01 mm | 2 |
| B | 0.01-0.05 mm | 3 |
| C | 0.05-0.1 mm | 3 |
| D | 0.1-0.2 mm | 3 |
| | ...< 0.2 mm | 4 |
| E | 0.2-0.5 mm | 5 |
| F | 0.5-1.0 mm | 5 |
| G | 1-2 mm | 6 |
| H | 2-5 mm | 6 |
| J | 0.5-1 cm | 7 |
| K | 1-3 cm | 7 |
| | ... > 3 cm | 8 |
| L | 3-10 cm | |
| M | 10-30 cm | |
| N | 30-100 cm | |
| P | 1 m | |
| Q | 1-2 m | |
| R | 2-4 m | |
| S | 4-6 m | |
| T | 6-10 m | |
| U | 10 m | |
| V | 10-20 m | |
| W | 20-50 m | |
| Y | 50-100 m | |
| Z | 100 m | |
| X | Autres | |

# Tableau 19 — Codes mnémoniques — Structures, textures et autres

## CODES MNÉMONIQUES - STRUCTURES, TEXTURES ET AUTRES

### STRUCTURES, TEXTURES ET AUTRES

|  |  |
|---|---|
| Aciculaire | AC |
| Adcumulat | AD |
| Affleurement caractérisé par le plissement | AA |
| Agmatitique | AT |
| Alaskitique | AL |
| Altéré | AE |
| Amas arrondis (globulaires) | AO |
| Amas irréguliers | AI |
| Amiboïdal(e) | AB |
| Amygdalaire | AM |
| Anastomosé | AN |
| Antirapakivi | AR |
| Aphanitique | AP |
| Arborescent | AS |
| Autoclastique | AU |
| Bancs (en) | BA |
| Bandes de cimentation | BM |
| Basal(e) | BS |
| Birds eyes | BE |
| Biseau | BI |
| Blocs (à) | BL |
| Bordure/limite de coulée | BU |
| Bothryoïdal | BV |
| Boudinage | BO |
| Brèche à coussins ordinaires isolés | BC |
| Brèche à coussins peu serrés | BG |
| Brèche à méga- coussins isolés | BF |
| Brèche à mini-coussins isolés | BB |
| Brèche de coulée/ brèche de lave | BQ |
| Brèche de coussins désagrégés/brisés | BH |
| Brèche de coussins fragmentés | BK |
| Brèche d'intrusion | BN |
| Brèche pyroclastique | BP |
| Bréchique/brèche | BR |
| Brèche tectonique | BT |
| Broyage | BY |
| Cailloux alignés «pebble stringers» | PK |
| Cailloux 4-64mm | CA |
| Cannelure | CN |
| Cataclastique | CQ |
| Cendres (à) | CE |
| Centre volcanique/ faciès proximal | VP |
| Cheminée d'alimentation (dyke nourricier) | DN |
| Cheminée volcanique | CV |
| Chenal | CH |
| Chenalisé | CG |
| Chenal d'érosion (à) | CD |
| Cisaillé(e) | CS |
| Colloforme | OL |
| Columnaire/(joints en colonnes) | JC |
| Concrétion(s) nodules | CC |
| Convolutions (à) | CB |
| Coronitique | KO |
| Coulée | CL |
| Coulée coussinée à noyaux saussuritisés | NC |
| Coulée fragmentée | FZ |
| Coulée massive | CK |
| Coulée massive à noyaux saussuritisés | NM |
| Coulée massive à surface coussinée | CZ |
| Coulées massives grenues et/ou parties basales grenues de coulées | CW |
| Coussiné (coussins) | CO |
| Coussins allongés | XP |
| Coussins aplatis | FP |
| Coussins en molaire | MD |
| Coussins fragmentés | CF |
| Coussins isolés | CI |
| Coussins jointifs | CJ |
| Crescumulat | CT |
| Cristalloblastique | CR |
| Cristaux (en) | CX |
| Cryptalgaire | CP |
| Cumulat (à) | CU |
| Cumulite | CM |
| Cupules («dish struc.») | DS |
| Cyclique | CY |
| Dendritique | DT |
| Désagrégés/brisés | DG |
| Diabasique | DQ |
| Diablastique | DB |
| Diaclasé | DC |
| Direction d'écoulement de coulée | DE |
| Direction de courant | DR |
| Discordance | DD |
| Disséminé | DI |
| Drusique | DK |
| Dunes | DU |
| Échappement (structure d') | SB |
| Écharde | ED |
| Écoulement (structure d') | EO |
| Effondrement (structure d') | EF |
| Empreinte de cannelures | EL |
| Empreinte de charge («load cast») | EC |
| Empreinte d'impact | EI |
| Enclave | EN |
| Encroûtement («crustification») | EM |
| En échelon | EE |
| En festons | ES |
| En apophyse | AY |
| Épiclastique | EP |
| Équigranulaire | EQ |
| Excroissances | ER |
| Extrusif (ve) | EX |
| Faille intra-formationnelle | FJ |
| Faille synvolcanique | FV |
| Fentes de dessication | FD |
| Fente de refroidissement | FM |
| Fibreux (se) | FI |
| Fibroblastique | FB |
| Filonien | FN |
| Filons-couches cogénétiques (synvolcaniques) | FH |
| Flammes | FE |
| «Flaser» | FS |
| Flué, par fluage - fluidal | FL |
| Fluidal(e) (à structure) | FL |
| Flûte déformée par surcharge | FX |
| Flûte («flutecast») | FT |
| Folié(e) | FO |
| Fossilifère | FF |
| Fracturé(e) | FA |
| Fractures radiales dans les coussins | FC |
| Fragmenté(e) | FG |
| Fragments allongés «monomictic»/ monogéniques | FW |
| Fragments allongés «polymictic»/ polygéniques | FU |
| Fragments aplatis «polymictic»/ polygéniques | FK |
| Fragments aplatis «monomictic»/ monogéniques | FQ |
| Framboïdal | RB |
| Frites («pencil structure») (en crayons) | FR |
| Galets (à) (64-256 mm) | GA |
| Géode | GE |
| Gloméroblastique | GB |
| Gloméroclastique | GC |
| Glomérocristallin(e) | GX |
| Glomérophorphyrique | GH |
| Gneiss à crayons | NR |
| Gneiss droit («straight gneiss») | GD |
| Gneissique | GS |
| Gradation densimétrique | GW |
| Gradation granulométrique | VG |
| Grains fins (à) -roches ignées < 1 mm | GF |
| Grains grossiers (à) - roches ignées > 5 mm | GG |
| Grains moyens (à) -roches ignées 1-5 mm | GM |
| Grains très fins | GT |
| Grains très grossiers | GO |
| Granoblastique | GR |
| Granoclassement inverse | GI |
| Granoclassement inverse suivi de normal | GJ |
| Granoclassement normal suivi d'inverse | GK |
| Granoclassement normal | GN |
| Granoclastique | GQ |
| Granophyrique | GY |
| Granules (à) (2-4 mm) | GU |
| Graphique | GP |
| Griffon | GV |
| «Harrisitic» | HA |
| Hélicitique | HE |
| Hétéradcumulat | HU |
| Hétéroblastique | HB |
| Hétérogène | HK |
| Hétérogranulaire | HG |
| Holocristallin(e) | HC |
| Holohyalin(e) | HH |
| Hololeucocrate | HL |
| Holomélanocrate | HM |
| Homéoblastique | HQ |
| Homogène | HJ |
| Homotactique | HT |
| Hyaloclastites | HY |
| Hyaloclastites remaniées | HR |
| Hyalopilitique | HP |
| Hyalotuf | TH |
| Hypidiomorphe | HD |
| Hypocristallin(e) | HX |
| Idiomorphe | ID |
| Imbrication de cailloux, blocs | IM |
| Imprégnation | IP |
| Intergranulaire | IG |
| Intersertale | IS |
| Intraclastes(à) | IT |
| Intraformationnel(le) | IR |
| Intrusif(ve)/ injection | IU |
| Iridescence | IC |
| Isolés | IL |
| Joints en colonnes | JC |
| Karstique | KR |
| Labradorescence | LU |
| Laminaire (laminé) | LA |
| Laminations convolutées | LC |
| Laminations cryptalgaires | CP |
| Laminations ondulantes | LO |
| Laminations ondulantes lenticulaires | LL |
| Laminations obliques | LQ |
| Laminations parallèles | LP |
| Lapillistone | TO |
| Lapilli (à) | LI |
| Lattes (en) | LT |
| Lave/coulée de lave | LV |
| Lave en blocs | LK |
| Lenticulaire | LE |
| Lépidoblastique | LF |
| Leucocrate | LX |
| Leucosome | LS |
| Lité(e), stratifié(e) | SA |
| Lits amalgamés | AG |
| Lits d'épaisseur moyenne (10 à 25 cm) | LN |
| Lits épais (>25 cm) | LG |
| Lits lenticulaires | LD |
| Lits minces (1-10 cm) | LM |
| Lobe | LB |
| Massif(ve) | MA |
| Mégacoussins (à) | MC |
| Mégaporphyrique | MP |
| Mélanocrate | MX |
| Mélanosome | MS |
| Mésocrate | MK |
| Mésocumulat | MF |
| Métamorphisé | ME |
| Miarolitique | ML |
| Micritique | MT |
| Microbrèche | MB |
| Microlitique | MI |
| Microporphyrique | MR |
| Minicoussins (à) | MU |
| Mobilisat | MZ |
| Monogénique «Monomictic» | MM |
| Mosaïque | MO |
| Mylonitique | MN |
| Myrmékitique | MY |
| Nébulitique | NB |
| Nématoblastique | NE |
| Néosome | NS |
| Nodulaire | NO |
| Noyaux | NY |
| Ocellaire | OC |
| Oeillé(e) | OE |
| Oikocryst (à) | OI |
| Oolitique | OO |
| Ophitique | OP |
| Orbiculaire | OR |
| Orthocumulat | OU |
| Paléosome | PS |
| Paléosurface d'érosion | PE |
| Panidiomorphe | PA |
| Patron d'interférence | PV |
| Pegmatitique | PG |
| Pellets (à) | PL |
| Péloïdes | PD |
| Perlitique | PT |
| Peu serrés («loosely packed») | LR |
| Phanéritique | PH |
| Phénocristique | PI |
| Plis ptygmatiques | PZ |
| Plutonique | PU |
| Poecilitique | PC |
| Poeciloblastique | PB |
| Polygénique/ «Polymictic» | PM |
| Ponce | PN |
| Porphyre | PP |
| Porphyrique | PO |
| Porphyroblastique | PQ |
| Porphyroclastique | PJ |
| Prismatique | PX |
| Protoclastique | PF |
| Pyroclastique | PR |
| Radeaux (en) | RO |
| Rapakivique | RK |
| Remanié(e) | RN |
| Remplacement | RL |
| Réniforme | RF |
| Réticulé(e) | RE |
| Rides de courant | RC |
| Rides de plage | RP |
| «Rill mark(s)» | RM |
| «Rip-up clast(s)» | RI |
| Ruban de quartz | RQ |
| Rubané(e) | RU |
| Rubanement concentrique | RA |
| Rubanement de diffusion («Liesegang rings») | LJ |
| Rubanement symétrique | RS |
| Rubanement tectonique | RT |
| Saccaroïdale (granoblastique) | SD |
| Schisteux | SC |
| «Schlieren» | SH |
| Scoriacé(e) | SR |
| «Shatter» cone | SV |
| «Slump» | SL |
| Sommital(e) | SM |
| Sphérolitique | SP |
| Spinifex (à) | SX |
| Stockwerk | SW |
| Stratifications entrecroisées de fosse | SF |
| Stratifications/ laminations obliques planaires | SN |
| Stratifications/ laminations obliques tangentielles | SQ |
| Stratifié(e) | ST |
| «Streaky» mafiques en trait | SG |
| Stratiforme/ stratifié | ST |
| Stratoïde («stratabound») | SJ |
| Strie | SI |
| «Stromatic» | SK |
| Stromatolitique | SU |
| Structure de percement («piercement») | ET |
| Structure «Durchbewegung» | DW |
| Structure en cocarde (crustification dans brèche, «cockade») | PY |
| Structure en peigne («comb») | PW |
| Stylolites | SY |
| Subophitique | SO |
| Surface d'érosion | SE |
| Tabulaire | TA |
| Talus (de) | TT |
| Tectonique | TE |
| Tectonite en L | YL |
| Tectonite en L/S | YZ |
| Tectonite en S | YS |
| Tectonite hétéroclastique | YH |
| Tectonite homoclastique | YM |
| Traces fossiles (trous de vers, etc.) | TF |
| Trachytique/ trachitoïde | TR |
| Trempe (de) | TP |
| Tuf à blocs | TM |
| Tuf à blocs et à lapilli | TZ |
| Tuf à cendre | TD |
| Tuf à cristaux | TX |
| Tuf à lapilli | TL |
| Tuf à lapilli et à blocs | TY |
| Tuf cherteux | TC |
| Tuf graphiteux | TG |
| Tuf lithique | TI |
| Tuf soudé | TS |
| Tufacé | TU |
| Turbidite (voir guide des géofiches) | TB |
| Variolitique | VA |
| Veiné(e) | VN |
| Vésiculaire | VE |
| Vitreux(se) | VI |
| Volcanique | VO |
| Volcanoclastites | VC |
| Xénoblastique | XB |
| Xénomorphe | XM |
| Autres | XX |
| **SÉQUENCE : Q...** | |
| Suite désor. de couches d'épaisseur inconstante | QA |
| Suite désor. de couches d'épaisseur constante | QB |
| Rythme régulier de couches d'épaisseur inconstante | QC |
| Rythme régulier de couches d'épaisseur constante | QD |
| Rythme irrégulier de couches d'épaisseur inconstante | QE |
| Rythme irrégulier de couches d'épaisseur constante | QF |
| Cycles complets | QG |
| Cycles incomplets | QH |
| Autre | QX |
| **RELATION AVEC LE CORPS GÉOLOGIQUE ADJACENT : 0 À 9** | |
| Interdigitation avec | 0 |
| Sus-jacent | 1 |
| Sous-jacent | 2 |
| En contact net avec | 3 |
| En contact diffus avec | 4 |
| En contact trans. avec | 5 |
| En contact discor. avec | 6 |
| Intrusif dans | 7 |
| En enclave dans | 8 |
| Autre | 9 |

**AVAILABLE ON DEMAND**

Tel : 1 800 476-1853
Email : mines@virginia.qc.ca

# *Appendix 3 : Outcrop description*

**AVAILABLE ON DEMAND**

Tel : 1 800 476-1853
Email : mines@virginia.qc.ca

## *Appendix 3 : Sample description*

**AVAILABLE ON DEMAND**

Tel : 1 800 476-1853
Email : mines@virginia.qc.ca

# *Appendix 3 : Till sample description*

**AVAILABLE ON DEMAND**

Tel : 1 800 476-1853
Email : mines@virginia.qc.ca

*Appendix 4 : Drill logs*

**AVAILABLE ON DEMAND**

Tel : 1 800 476-1853
Email : mines@virginia.qc.ca

## *Appendix 5 : Certificates of analysis*

**AVAILABLE ON DEMAND**

Tel : 1 800 476-1853
Email : mines@virginia.qc.ca

## *Appendix 5 : Certificates of analysis – Till sample*

**AVAILABLE ON DEMAND**

Tel : 1 800 476-1853
Email : mines@virginia.qc.ca

## *Appendix 5 : Certificates of analysis – Drill hole*